Exhibit 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

by and between

MSGalt & Company, LLC

as “Seller”

and

Huron Consulting Services LLC

as “Purchaser”

and

M. SCOTT GILLIS,

JOSEPH R. SHALLECK and

LEROY J. MERGY

as “Guarantors”

Dated as of March 31, 2006

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(continued)

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(continued)

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(continued)

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EXHIBITS

EXHIBIT		PAGE
A.	FORM OF BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT	A

B.	FORM OF SENIOR MANAGEMENT AGREEMENT	B

C.	FORM OF OPINION OF SELLER’S COUNSEL	C

SCHEDULES

Schedule 1.1A:	Excluded Contracts

Schedule 1.1B:	Excluded Employees

Schedule 1.1C:	Financial Statements

Schedule 1.1D:	Permitted Encumbrances

Schedule 1.1E:	Sales Attribution Percentage

Schedule 2.1(a):	Equipment

Schedule 2.1(c):	Intellectual Property

Schedule 2.2(a):	Real Property Leases

Schedule 2.2(b):	Personal Property Leases

Schedule 2.2(f):	Permits

Schedule 2.3(j):	Additional Excluded Assets

Schedule 2.5(d):	Retained Litigation

Schedule 3.3(iv):	BR Margin Percentage

Schedule 3.3(vi):	Earn-Out Multiple

Schedule 4.4:	Seller Consents and Approvals

Schedule 4.5:	Absence of Certain Changes or Events

Schedule 4.8(a):	Certain Contracts and Commitments

Schedule 4.8(b):	Defaults under Contracts

Schedule 4.9:	Exceptions to Financial Statements; Undisclosed Liabilities

Schedule 4.10:	Litigation; Court Orders

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Schedule 4.11:	Employees

Schedule 4.12:	Violations of Laws or Permits

Schedule 4.13:	Permits

Schedule 4.14(a):	Employee Benefit Plans

Schedule 4.15(c):	Intellectual Property

Schedule 4.16:	Tax Matters

Schedule 4.17:	Performance of Engagements

Schedule 4.18:	Customers

Schedule 4.19	Insurance

Schedule 5.4:	Purchaser Consents and Approvals

Schedule 7.1:	Required Consents

ii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of March 31, 2006, is entered into by and between MSGalt & Company, LLC, a Delaware limited liability company (“Seller”), Huron Consulting Services LLC, a Delaware limited liability company (“Purchaser”) and M. Scott Gillis, Joseph R. Shalleck and Leroy J. Mergy (“Guarantors”). Certain capitalized terms used herein are defined in Article I.

W I T N E S S E T H:

WHEREAS, Seller desires to sell certain assets and assign certain liabilities related to the Business to Purchaser and Purchaser desires to purchase such assets and assume such liabilities, in each case, upon the terms and subject to the conditions of this Agreement:

NOW THEREFORE, in consideration of the foregoing and the respective covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.1 Definitions.

(a) Definitions. The following terms shall have the following indicated meanings for purposes of this Agreement:

“Accounts Receivable” shall have the meaning set forth in Section 2.3.

“Acquired Assets” shall have the meaning set forth in Sections 2.1 and 2.2.

“Affiliate” shall mean, with respect to a Person, any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. For the purposes of this definition, “control” (including, with the correlative meaning, the term “controlled” and “is under common control”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Purchase Price” means (i) the Cash Amount, plus (ii) the amount of the Holdback Amount paid to Seller pursuant to Section 3.6, plus (iii) the aggregate amount of all Earn-Out Payments, the Cumulative Earn-Out Payment and the Sales Attribution Amount earned by Seller in accordance with Sections 3.3 and 3.4, as the same may be adjusted in accordance with Section 3.2 or Section 13.9, less any amount which is allocated to the undertaking of the Seller in Section 12.3 pursuant to Section 3.5.

“Agreement” shall mean this Asset Purchase Agreement, including all exhibits and schedules hereto, as it may be amended from time to time in accordance with its terms.

“Allocation Schedule” shall have the meaning set forth in Section 3.5.

“Assumed Contracts” shall mean all Contracts purported to be assigned and transferred to Purchaser pursuant to Section 2.2 to the extent transferable.

“Assumed Obligations” shall have the meaning set forth in Section 2.4.

“Assumed Permits” shall mean all Permits purported to be assigned and transferred to Purchaser pursuant to Section 2.2 to the extent transferable.

“Benefit Plan” each “employee benefit plan” (as defined in sections 3(3) of ERISA), and each retirement or deferred compensation plan, incentive compensation plan, stock plan, retention plan or agreement, unemployment compensation plan, vacation pay, change in control, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any fringe benefit arrangements for any employee, director, consultant or agent, whether pursuant to contract, arrangement, custom or informal understanding which does not constitute an employee benefit plan, which is maintained or contributed to by Seller or any of its ERISA Affiliates and which covers any Employee or in which any Employee participates or is eligible to participate.

“Bill of Sale, Assignment and Assumption Agreement” shall mean the Bill of Sale, Assignment and Assumption Agreement, in the form attached hereto as Exhibit A, to be executed at Closing.

“Business” shall mean the business consulting, strategic advisory and other consulting practice of Seller, as conducted by Seller prior to the Closing Date, and as conducted by Purchaser following the Closing Date in accordance with the terms and conditions of this Agreement.

“Business Day” shall mean any day of the year, other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to close.

“Business Gross Margin” has the meaning set forth in Section 3.3(c).

“Business Revenue” has the meaning set forth in Section 3.3(c).

“Calculation Periods” shall have the meaning set forth in Section 3.3(c).

“Cash” shall mean all cash, certificates of deposit, bank deposits, marketable securities and other cash equivalents, together with all accrued and unpaid interest thereon.

“Cash Amount” shall have the meaning set forth in Section 3.1.

“Claim” shall have the meaning set forth in Section 13.4.

“Claim Notice” shall have the meaning set forth in Section 13.4.

“Closing” shall have the meaning set forth in Section 9.1.

“Closing Date” shall have the meaning set forth in Section 9.1.

“Closing Date Cash Payment” shall have the meaning set forth in Section 3.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Completed Engagements” means all client engagements, whether written or oral, of the Business, that have been completed in their entirety prior to the Closing Date.

“Confidentiality Agreement” shall mean the Confidentiality and Non-Disclosure Agreement, dated as of May 25, 2005, between Seller and Purchaser.

“Continuing Employees” shall have the meaning set forth in Section 10.1.

“Contract” shall mean any contract, lease, commitment, understanding, sales order, purchase order, agreement, indenture, mortgage, note, bond, warrant, instrument or license.

“Cumulative Earn-Out Payment” has the meaning set forth in Section 3.3(b).

“Customer Purchase Order” shall have the meaning set forth in Section 2.2(d).

“Disclosure Schedules” shall mean, collectively, the Purchaser Disclosure Schedules and the Seller Disclosures Schedules.

“Earn-Out Calculation Statements” has the meaning set forth in Section 3.3(d).

“Earn-Out Conditions” has the meaning set forth in Section 3.3(c).

“Earn-Out Multiple” has the meaning set forth in Section 3.3(c).

“Earn-Out Payments” has the meaning set forth in Section 3.3(a).

“Earn-Out Period” has the meaning set forth in Section 3.3(a).

“Employees” shall mean those individuals who, as of the Closing Date, are employees of Seller with respect to the Business, but excluding the Excluded Employees.

“Equipment” shall have the meaning set forth in Section 2.1(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business which, together with such person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of section 414 of the Code.

“Excluded Assets” shall have the meaning set forth in Section 2.3.

“Excluded Contracts” shall mean (i) any contract or agreement that does not relate to the Business and those contracts and agreements set forth on Schedule 1.1A, and (ii) any Contract, the assignment of which is not consented to by all parties necessary therefore prior to the Closing Date.

“Excluded Employees” means those individuals listed on Schedule 1.1B.

“Excluded Information and Records” shall mean (i) all Tax returns and all worksheets, notes, files or documents related thereto, wherever located, (ii) all documents prepared in connection with the transactions contemplated by this Agreement and all minute books and corporate or organizational records of Seller, (iii) all documents subject to any confidentiality agreement, attorney/client privilege or other applicable privilege, and (iv) all documents or other information related to the Excluded Assets or Excluded Obligations, including the Retained Litigation.

“Excluded Obligations” shall have the meaning set forth in Schedule 2.5.

“Existing Clients” means clients of the Business with respect to which Seller has active engagements as of the Closing Date.

“Financial Statements” shall mean (i) the unaudited financial statements of Seller as of December 31, 2004 and 2005, consisting of the balance sheet at such date, and the income statement and statement of cash flows for the 12-month periods then ended, and (ii) the unaudited interim financial statements of Seller as of February 28, 2006, consisting of a balance sheet at such date, and the income statement and statement of cash flows for the 2-month period then ended; true and completed copies of which are set forth in Schedule 1.1C.

“Former Employee” shall mean a person who is not an Employee on the Closing Date but who was an Employee on the day prior to his most recent termination of employment from Seller.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean the government of the United States or any state or political subdivision thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the Pension Benefit Guaranty Corporation and other quasi-governmental entities established to perform such functions.

“Gross Margin Target” has the meaning set forth in Section 3.3(c).

“Holdback Amount” means Four Million Six Hundred Twelve Thousand Five Hundred Dollars ($4,612,500).

“Huron Revenue” has the meaning set forth in Section 3.4(a).

“Independent Accountant” shall have the meaning set forth in Section 3.2(e).

“In-Process Engagements” means all client engagements of the Business, whether written or oral, that are in process as of the date of this Agreement or the Closing Date.

“Indemnified Party” shall have the meaning set forth in Section 13.4.

“Indemnifying Party” shall have the meaning set forth in Section 13.4.

“Information and Records” shall have the meaning set forth in Section 2.1(b).

“Intellectual Property” shall have the meaning set forth in Section 2.1(c).

“Intercompany Indebtedness” shall have the meaning set forth in Section 2.3(f).

“Interest Rate” shall mean the prime rate as published from time to time by Bank of America in the Wall Street Journal.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean the actual knowledge of any officer of Seller, as such knowledge may exist at the Closing Date after reasonable inquiry into the matter to which reference to Seller’s Knowledge is made.

“Law” shall mean any law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Governmental Authority.

“Leased Equipment” shall mean all of the machinery and equipment or other assets leased by Seller under the Personal Property Leases.

“Leased Real Property” shall mean the real property subject to the Real Property Leases.

“Liabilities” shall mean any direct or indirect liability, indebtedness, or obligation of any Person of any type, whether accrued, absolute, contingent, matured, unmatured or other.

“Lien” shall mean any lien, pledge, charge, security interest, deed of trust, mortgage or other similar encumbrance, including any agreement to give any of the foregoing in the future.

“Loss” shall mean any and all liabilities, losses, costs, claims, damages, penalties and expenses (including attorney’s fees and expenses and costs of investigation and litigation).

“Material Adverse Change” shall mean a change that has a Material Adverse Effect, but shall exclude any change or development involving (i) a prospective change arising out of any proposed or adopted legislation, or any other proposal or enactment by any Governmental Authority, (ii) general conditions applicable to the economy of the jurisdictions in which the Business is conducted, or (iii) conditions generally affecting the industry in which the Business operates.

“Material Adverse Effect” shall mean with respect to the Business or the Acquired Assets any material adverse effect on the financial condition, results of operation or prospects of the Business and/or the Acquired Assets, or any material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement.

“Measurement Period” shall mean the period covering the fiscal quarter beginning April 1, 2006 and ending June 30, 2006.

“Multiemployer Plan” shall mean any “multiemployer plan,” as defined in section 4001(a)(3) of ERISA.

“Other Assets” shall have the meaning set forth in Section 2.1(i).

“Other Contracts” shall have the meaning set forth in Section 2.2(e).

“Permits” has the meaning set forth in Section 2.2(f).

“Permitted Encumbrances” shall mean (i) statutory liens for current Taxes or assessments not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business and not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings, and (iii) Liens set forth on Schedule 1.1D.

“Person” shall mean any individual, corporation, proprietorship, firm, partnership, limited partnership, limited liability company or other entity.

“Personal Property Leases” shall have the meaning provided in Section 2.2(b).

“Property Taxes” shall have the meaning set forth in Section 3.2(a).

“Proration Schedule” shall have the meaning set forth in Section 3.2(d).

“Purchaser” shall have the meaning set forth in the Preamble.

“Purchaser Disclosure Schedules” shall mean the Schedules prepared by Purchaser and delivered to Seller setting forth the disclosures required to be made hereunder by Purchaser, including exceptions and qualifications to the representations and warranties contained in Article V, as the same may be amended or updated in accordance with this Agreement.

“Purchaser’s Plans” shall have the meaning set forth in Section 10.2.

“Related Agreements” shall mean the Bill of Sale, Assignment and Assumption Agreement, the Senior Management Agreements and all other instruments of transfer and assumption delivered pursuant to Section 9.2.

“Representative” shall mean any officer, director, principal, attorney, agent, employee or other representative.

“Required Consents” shall have the meaning set forth in Section 7.1.

“Retained Litigation” shall have the meaning set forth in Section 2.5(d).

“Revenue Shortfall” shall have the meaning set forth in Section 3.6(a).

“Sales Attribution Amount” has the meaning set forth in Section 3.4(a).

“Sales Attribution Percentage” means the percentage set forth on Schedule 1.1E.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Disclosure Schedules” shall mean the Schedules prepared by Seller and delivered to Purchaser setting forth the disclosures required to be made by Seller, including exceptions and qualifications to the representations and warranties contained in Article IV, as the same may be amended from time to time in accordance with this Agreement.

“Seller Purchase Orders” shall have the meaning set forth in Section 2.2(c).

“Senior Management Agreements” means the Senior Management Agreements, to be executed and effective as of the Closing Date, in substantially the form of Exhibit B.

“Tax” shall mean any federal, state, local, foreign or other tax, levy, impost, fee, assessment or other government charge, including income, estimated income, business, occupation, franchise, property, payroll, personal property, sales, transfer, use, employment, commercial rent, occupancy, franchise or withholding taxes, and any premium, including interest, penalties and additions in connection therewith.

“Tax Return” shall mean any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment, of any Tax.

“Tax Warranties” means the representations and warranties set forth in Section 4.16.

“Territory” shall mean the entire United States of America and its territories and possessions.

“Third Party Claim” shall have the meaning set forth in Section 13.5.

“Title and Authorization Warranties” means the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.4 and 4.6 and Sections 5.1, 5.2, 5.3 and 5.4.

“Transfer Taxes” shall have the meaning set forth in Section 14.15.

1.2 Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of this Agreement. The use of the terms

“including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any Law means as amended, modified, codified, replaced or re-enacted, in whole or in part, and in effect on the date hereof, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder. Underscored references to Articles, Sections, clauses, Exhibits or Schedules shall refer to those portions of this Agreement, and any underscored references to a clause shall, unless otherwise identified, refer to the appropriate clause within the same Section in which such reference occurs. The use of the terms “hereunder,” “hereof,” “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section or clause of or Exhibit or Schedule to this Agreement.

ARTICLE II

SALE AND PURCHASE OF ACQUIRED ASSETS;

ASSUMPTION OF ASSUMED OBLIGATIONS

2.1 Acquired Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and take assignment and delivery of, all of the assets owned by Seller (wherever located) and used in the Business, except for those assets specifically excluded pursuant to Section 2.3 (all of the assets sold, assigned, transferred and delivered to Purchaser hereunder are referred to collectively herein as the “Acquired Assets”). Without limiting the generality of the foregoing, the Acquired Assets include all of Seller’s right, title and interest in and to the following:

(a) Equipment. All vehicles, machinery, computer, telecommunications and other equipment, fixtures, furniture, tools, spare parts, supplies and other items of personal property of every kind and description which are used in connection with the Business as of the Closing Date, including the items set forth on Schedule 2.1(a) (the “Equipment”);

(b) Information and Records. All working papers, client files, technical information, laboratory notebooks, confidential information, price lists, marketing information, sales records, customer lists and files, historical and financial records and files, and other proprietary information (other than the Intellectual Property, which is separately referenced in Section 2.1(c)) which, in each case, are related to, or used by Seller in the Business, (collectively, the “Information and Records”), but excluding any of the foregoing which constitute Excluded Information and Records;

(c) Intellectual Property. All rights in the name “MSGalt & Company” and “Galt & Company,” all patents, and patent applications (including all reissues, divisions, continuations, continuations-in-part, provisionals and extensions thereof), copyrights, copyright registrations, copyright applications, trademarks, trademark applications, service marks, servicemark applications, and the goodwill of the business associated with those names, trade names, trade dress and domain names (in any such case, whether registered or existing at common law or to be registered in the United States or elsewhere), in each case, which are used in the Business, including the items set forth on Schedule 2.1(c), together with all processes, inventions, trade secrets, computer programs, formulae, know-how, technologies, methods, recipes, formulations, software (including, as applicable, documentation or object or source code listings), packaging designs, and other processes or proprietary information which is used in connection with the Business, other than any of the foregoing which is an Excluded Asset (collectively, the “Intellectual Property”);

(d) Other Assets. All prepaid expenses and lease, utility and similar deposits of Seller and any and all deposits, prepayments, guaranties, letters of credit and other security held by Seller, which in each case relates to the Business, together with all claims, causes of action, rights of recovery, rights of set-off and rights of recoupment related to the Business, other than any of the foregoing related to the Excluded Assets, the Retained Litigation or any other Excluded Obligation (the “Other Assets”); and

(e) Other Intangibles. Goodwill, if any, related to or used in conjunction with the Business.

2.2 Assignment of Contracts, Leases and Other Assets. Subject to the terms and conditions of this Agreement, Seller will assign and transfer to Purchaser, effective as of the Closing Date, all of Seller’s right, title and interest in and to, and Purchaser will take assignment of, the following Contracts, other than any such Contracts which are Excluded Contracts (and all of the following shall be deemed included in the term “Acquired Assets” as used herein):

(a) Real Property Leases. All leases of real property set forth on Schedule 2.2(a) (the “Real Property Leases”);

(b) Personal Property Leases. All leases of equipment, machinery, vehicles and other personal property set forth on Schedule 2.2(b) (the “Personal Property Leases”);

(c) Seller Purchase Orders. All purchase orders and other Contracts related to the Business, for the purchase by Seller of goods, materials and/or services and such other purchase orders or other Contracts as shall be entered into between the date hereof and the Closing Date in the ordinary course of business of the Business and in accordance with the provisions of this Agreement (the “Seller Purchase Orders”);

(d) Customer Purchase Orders. All purchase orders and other Contracts related to the Business for the sale by Seller of goods and/or services and such other purchase orders and other contracts for the sale by Seller of goods and/or services as shall be entered into between the date hereof and the Closing Date in the ordinary course of business of the Business and in accordance with the provisions of this Agreement (the “Customer Purchase Orders”), including, without limitation, all Contracts related to In-Process Engagements identified on Schedule 4.8(a);

(e) Other Contracts. All other Contracts related to the Business and identified on Schedule 4.8(a) hereof, including, such other Contracts as shall be entered into between the date hereof and the Closing Date in the ordinary course of business and in accordance with the provisions of this Agreement (the “Other Contracts”); and

(f) Permits. All licenses, certificates, permits, variances, interim permits, permit applications, approvals, franchises, rights, code approvals and private product approvals required by any Governmental Authority in connection with the conduct of the Business, including those set forth on Schedule 2.2(f) (the “Permits”).

2.3 Excluded Assets. The following assets of Seller shall be retained by Seller and are not being sold or assigned to Purchaser hereunder (all of the following are referred to collectively as the “Excluded Assets”):

(a) the Excluded Contracts and the Excluded Information and Records;

(b) all Cash and all bank, brokerage or other similar accounts of Seller;

(c) all accounts receivable, trade receivables, notes receivable and other receivables or rights to receivables (including the right to payment for any services or work performed prior to April 1, 2006) related to the Business that are outstanding as of the Closing Date (the “Accounts Receivable”);

(d) all insurance policies, programs, reserves and related bonds of any nature (and any dividends or claims payable in respect thereof) and any rights of recovery or other benefits under any of the foregoing;

(e) all claims, causes of action, choices in action, rights of recovery and rights of set-off of any kind, against any Person, including any liens, security interests, pledges or other rights to payment or to enforce payment in each case, which are related to the Excluded Assets or the Excluded Obligations, including the Retained Litigation;

(f) any amounts receivable from Seller or any of Seller’s Affiliates (the “Intercompany Indebtedness”);

(g) all Tax refunds, including any interest in respect thereof, and Tax credits attributable to Taxes (i) paid by Seller or (ii) payable by Seller in connection with this Agreement;

(h) all rights and interests under (including those of sponsor and administrator, as applicable), and all assets of, any employee benefit plan, program, policy or arrangement of Seller or Seller’s Affiliates including any Benefit Plan, except to the extent otherwise explicitly provided in accordance with Article X;

(i) all rights of Seller under this Agreement or any Related Agreement;

(j) the Benefit Plans; and

(k) those additional assets specifically identified on Schedule 2.3(j).

2.4 Assumed Obligations. At the Closing, Purchaser shall assume, and agree to pay, perform, fulfill and discharge, only the following Liabilities of Seller related to the Business existing as of the Closing Date (collectively, the “Assumed Obligations”):

(a) the obligations of Seller which are required to be performed after the Closing Date under the Assumed Contracts and Assumed Permits (but not any liability of Seller in respect of any breach of or default under such Assumed Contract or Assumed Permit arising prior to the Closing);

(b) the obligations of Seller specifically assumed in respect of Continuing Employees pursuant to Article X.

2.5 Excluded Obligations. Purchaser does not assume nor will it be responsible for any Liabilities of Seller not specifically assumed by Purchaser pursuant to Section 2.4 (all such other Liabilities being referred to collectively as the “Excluded Obligations”), including the following:

(a) all Liabilities of Seller arising under this Agreement or the Related Agreements;

(b) all Liabilities arising from the Excluded Assets;

(c) all Liabilities arising from the Intercompany Indebtedness;

(d) all Liabilities arising from all claims, causes of action, litigation or other proceedings listed on Schedule 4.10 or otherwise arising as a result of the actions or inactions of Seller or the conduct of the Business prior to the Closing (the “Retained Litigation”);

(e) all Liabilities arising from the performance of the Completed Engagements or the In-Process Engagements prior to the Closing Date;

(f) all Liabilities of Seller for borrowed funds;

(g) all liability for Taxes in respect of the operation of the Business prior to the Closing; and

(h) all other Liabilities expressly retained by Seller pursuant to this Agreement, including, to the extent expressly provided in Article X, Liabilities to or with respect to Employees and Former Employee and Liabilities under and with respect to Benefit Plans.

ARTICLE III

PAYMENT OF PURCHASE PRICE; ADJUSTMENTS; PRORATIONS

3.1 Purchase Price. At the Closing, in consideration of the sale, transfer, assignment, conveyance and delivery of the Acquired Assets, and subject to the terms and conditions hereof, Purchaser shall (a) pay to Seller an amount equal to $20,387,500 (the “Cash Amount”), by wire transfer of immediately available funds to an account designated by Seller, and (b) assume the Assumed Obligations pursuant to this Agreement. The Cash Amount shall be adjusted at the Closing by the proration of certain Taxes and other amounts pursuant to Section 3.2. The Cash Amount, as so adjusted, shall be referred to as the “Closing Date Cash Payment”). The Cash Amount shall be subject to further adjustment subsequent to the Closing pursuant to Section 3.2 and Section 13.9.

3.2 Prorations.

(a) Property Taxes. The real and personal property Taxes and other similar ad valorem Taxes in respect of the Acquired Assets (the “Property Taxes”) levied with respect to the Tax period that includes (but does not end on) March 31, 2006 shall be prorated as of the Closing and the Seller shall pay for any portion thereof related to any such period prior to March 31, 2006 and Purchaser shall pay any portion thereof related to any period after March 31, 2006.

(b) Revenue from In-Process Engagements. The revenue attributable to In-Process Engagements for the month during which the Closing occurs shall also be prorated as of the Closing with Seller being credited for the pro rata portion thereof attributable to the period beginning on the first day of the month in which the Closing takes place, and ending on (but excluding) the Closing Date and Purchaser being credited for portion thereof from the Closing Date to the end of the month (and Purchaser shall be entitled to payment of all such amounts payable for the month in which the Closing takes place, and thereafter). If the Closing occurs on the first or last Business Day of a month, no proration with respect to in-process engagements will be required.

(c) Other Items. In addition, any rents, utilities and other amounts which are customarily prorated in connection with an asset purchase shall be so prorated among Seller and Purchaser as of the Closing Date.

(d) Calculations. All the prorations referred to above shall be calculated on the basis of a 365-day year or 30- or 31-day month, as applicable, for the actual number of days elapsed from the beginning of the relevant period to (but not including the Closing Date). On or prior to the Closing Date, Seller and Purchaser shall prepare a schedule (the “Proration Schedule”) setting forth the calculation of the prorations for (i) the Property Taxes based on the current tax rates and estimated rates, (ii) In-Process Engagements based on the expected amounts payable during the month in accordance with the underlying Contracts and (iii) the other items for which prorations are required to be made pursuant to clause (c) above. The net amount due to a party based on the Proration Schedule shall be used to determine the amount of the Closing Date Cash Payment. The Proration Schedule and the amounts payable hereunder shall be adjusted following the Closing once the relevant Tax Returns are filed and amounts earned for the In-Process Engagements are actually paid by the client or, when any other amounts estimated as of the Closing Date are finally determined.

(e) Resolution of Disputes. If the parties are unable to agree on the Proration Schedule as of the Closing Date, and all other conditions are otherwise satisfied, the Closing Date Cash Payment shall be determined on the basis of the Proration Schedule prepared by Seller and certified by Guarantors. Subsequent to the Closing, Purchaser shall be entitled to object to the Proration Schedule and seek Seller’s agreement to the modification thereof (as well as the amount of the Closing Date Cash Payment). If Purchaser and Seller agree to the proposed modification within thirty (30) days of the Closing Date, Purchaser or Seller shall make the adjusting payment to the other. If no agreement is reached within the thirty (30) day period, either Purchaser or Seller shall be entitled to submit the dispute for resolution to a nationally recognized accounting firm reasonably acceptable to Purchaser and Seller (the “Independent Accountant”), or in the absence of agreement, Grant Thornton LLP. If the Independent Accountant is retained, each of Purchaser and Seller shall submit a written statement summarizing its position on the disputed prorations to the Independent Accountant not more than ten (10) Business Days after its appointment, together with any supporting documentation as it deems necessary or as may be requested by the Independent Accountant. The Independent Accountant shall be instructed to render its decision on the disputed prorations within thirty (30) days of receipt of the written statements. The decision of the Independent Accountant as to the disputed prorations shall be final and binding on, and shall not be subject to appeal by Seller or Purchaser. The Proration Schedule shall be revised to reflect the determination of the Independent Accountant and any payments required to be made as a result thereof shall be paid with interest at the Interest Rate from (and including) the Closing Date through (but excluding) the date of payment, by wire transfer of immediately available funds to such account as may be designated by the recipient. The fees of the Independent Accountant shall be borne equally by the Purchaser and the Seller.

3.3 Earn-Out Payments. (a) As additional consideration for the Acquired Assets for the four-year period following the first day of the month immediately following the Closing (collectively referred to herein as, the “Earn-Out Period”), Purchaser shall pay to Seller with respect to each Calculation Period within the Earn-Out Period such amounts (the “Earn-Out Payments”) as are determined in accordance with the following formula:

Earn-Out Payment = (Business Gross Margin – (Business Revenue x the BR Margin Percentage)) x

Earn-Out Multiple

provided that, in each case, the Earn-Out Conditions have been satisfied for the applicable Calculation Period. If the Earn-Out Conditions have not been satisfied for the applicable Calculation Period, then no Earn-Out Payment will be made with respect to such Calculation Period pursuant to this Section 3.3(a).

(b) As additional consideration for the Acquired Assets, Purchaser shall also pay Seller with respect to the entire Earn-Out, an amount (the “Cumulative Earn-Out Payment”) as is determined in accordance with the following formula:

Earn-Out Payment = (Business Gross Margin – (Business Revenue x the BR Margin Percentage)) x

Earn-Out Multiple

less the sum of all Earn-Out Payments previously earned by Sellers pursuant to Section 3.3(a), provided that the Earn-Out Conditions have been satisfied for the entire Earn-Out Period. If the Earn-Out Conditions have not been satisfied for the entire Earn-Out Period, then no Cumulative Earn-Out Payment will be made pursuant to this Section 3.3(b). In no event would Seller be required to return any portion of the Earn-Out Payments pursuant to clause (a) above even if Seller did not qualify for any Cumulative Earn-Out Payment.

(c) For purposes of this Section 3.3, the following additional definitions shall apply:

(i) “Calculation Periods” with respect to the Earn-Out Payments means (i) the period beginning on April 1, 2006 and ending on December 31, 2006, (ii) the twelve-month period beginning on January 1, 2007 and ending on December 31, 2007, (iii) the twelve-month period beginning January 1, 2008 and ending on December 31, 2008, (iv) the period beginning on January 1, 2009 and ending on December 31, 2009, and (v) the period beginning on January 1, 2010 and ending on March 31, 2010.

(ii) “Business Gross Margin” means Business Revenue for a Calculation Period or the entire Earn-Out Period, as applicable, less labor and other direct engagement expenses accrued for the applicable period, which for purposes hereof shall consist of salaries, signing bonuses, spot awards, overtime pay, fringe benefits (including, cost of standard employee insurance coverage – health, dental, vision, standard payroll tax costs (FICA, FUTA, SUTA), worker’s comp cost, cost of 401k company match, short term and long term disability insurance, employer life insurance, state tax adjustments for employees working outside their home state, cost of “tax true-up” for employees related to long term out of town assignments where travel and living expenses are required to be treated as compensatory income to the individual per IRS regulations, cost of work/life benefit, cost of travel award program, cost of managing director LT disability insurance, and any other fringe benefit costs related to future benefit programs adopted by Huron which benefit employees of the Business), incentive compensation, non-reimbursable out-of-pocket expenses (e.g., travel, housing and other similar expenses not reimbursed by clients or customers), reserves for bad debt, internal commission expense for cross selling between teams and contractor payments. For purposes of the computation of Business Gross Margin, the following expenses shall not be deducted from Business Revenue, (i) expenses related to long term incentive bonus compensation arrangements, (ii) out-of-pocket expenses which are reimbursable by clients or customers and (iii) Earn-Out Payments made or accrued in accordance with this Section 3.3. In addition, only inter-company payroll expenses for employees of other practices of Purchaser and its Affiliates (and non-reimbursable out-of-pocket expenses and direct benefits expenses attributable to such employees) engaged on behalf of the Business shall be included as expenses of the Business for purposes of the calculation of Business Gross Margin, such expenses being charged on the basis Purchaser’s standard practices. All other inter-company expenses, including without limitation any allocated share of accounting, legal, human resources or other overhead items, shall be excluded from the calculation thereof.

(iii) “Business Revenue” means revenue of the Business for a Calculation Period, as determined on an accrual basis in accordance with GAAP, consistently applied for the Calculation Period. For purposes of this definition, Business Revenue shall exclude revenue derived from the reimbursement of out-of-pocket expenses by clients or customers of the Business.

(iv) “BR Margin Percentage” means the percentage identified on Schedule 3.3(iv).

(v) “Earn-Out Conditions” means with respect to a Calculation Period or the entire Earn-Out Period, as applicable, (i) the Business having achieved or exceeded the Gross Margin Target for the relevant period, and (ii) the Business Gross Margin for the relevant period equaling or exceeding 25% of Business Revenue for the relevant period.

(vi) “Earn-Out Multiple” means the percentage identified on Schedule 3.3(vi).

(vii) “Gross Margin Target” means (i) for any full one-year period within the Earn-Out Period, Business Gross Margin of $3.0 million, (ii) for any partial year period during the Earn-Out Period, Business Gross Margin of $3.0 million, multiplied by a fraction, the numerator of which is the number of days in the applicable Calculation Period and the denominator of which is 365, and (iii) for the entire Earn-Out Period, Business Gross Margin of $12.0 million.

(d) Within sixty (60) days of the end of each Calculation Period within the Earn-Out Period, Purchaser shall prepare a statement setting forth Purchaser’s calculation of the amount of the Earn-Out Payment, if any, that is due with respect to the relevant period, and within sixty (60) days of the end of the Earn-Out Period, Purchaser shall prepare a statement setting forth Purchaser’s calculation of the amount of the Cumulative Earn-Out Payment, if any (said statements being referred to herein as the “Earn-Out Calculation Statements”). Concurrently with the delivery of each Earn-Out Calculation Statement, Purchaser shall pay Seller the amount of the Earn-Out Payment or Cumulative Earn-Out Payment, as applicable, reflected thereon by wire transfer of immediately available funds to such account as shall be designated from time to time by Seller. Purchaser shall provide Seller, in addition to said statements, such additional documentation and supporting information as may be necessary to allow Seller to review and verify Purchaser’s determinations and calculations as reflected in each such Earn-Out Calculation Statement. If Seller disagrees with the calculation of the Earn-Out Payment or Cumulative Earn-Out Payment as reflected in any Earn-Out Calculation Statement, and the parties are unable to resolve said dispute within thirty (30) days of the delivery of any Earn-Out Calculation Statement, either party shall be entitled to refer the dispute to the Independent Accountant for resolution in accordance with the procedures set forth in Section 3.2(e). The decision of the Independent Accountant as to the disputed items shall be final and binding on the parties, and shall not be subject to appeal by Purchaser or Sellers.

(e) (i) Subject to the remainder of this paragraph, during the Earn-Out Period, Purchaser will permit the Business to be conducted in the same general manner as conducted prior to the Closing Date (including the continued use of the name “Galt & Company,” or “Galt & Co.” immediately following the Closing and for a period of one (1) year thereafter). In addition, during the Earn-Out Period, Purchaser will give the Managing Directors of the Business reasonable authority to conduct the Business in the ordinary course, including the authority to engage and dismiss personnel or outside contractors working for the Business, to determine and adjust base and bonus compensation of Employees of the Business, and to determine the specific terms of engagement with clients of the Business; provided that if in any fiscal year in respect to which bonus compensation is proposed to be paid to Employees of the Business, the Business shall not have achieved Business Gross Margin of not less than $3,000,000, then the Managing Director shall require the approval of the CEO of Purchaser prior to authorizing the payment of bonus compensation for Employees of the Business for that year and, provided further that without the consent of the CEO of Purchaser no bonus payment to an Employee of the Business shall exceed the hundred percent (100%) of the Employee’s base salary.

(ii) Notwithstanding clause (i) above, following the Closing, the Business shall be subject to (A) such reasonable changes not inconsistent with this Agreement as may be directed by the Chief Executive Officer of Purchaser and (B) the generally applicable accounting, financial reporting, human resources and other policies and practices of Purchaser.

(iii) After the first anniversary of the Closing Date, Purchaser and the Guarantors shall consult regarding the appropriateness of the continued use of the “Galt & Company” name in light of Purchaser’s objective to increase the awareness of the “Huron” brand. After the second anniversary of the name under which the Business shall operate shall be determined by Purchaser in its sole discretion.

(iv) Following the Closing, Purchaser shall implement appropriate measures to ensure that the Business continues to generate separate financial statements sufficient to allow the Earn-Out Payments to be reviewed and calculated in accordance with this Agreement.

(v) Without prior consultation with the Business Leader of the Business, no Employee or Managing Director shall be transferred or assigned to work for a separate practice or division of Purchaser. Should a dispute arise between the Business Leader and a Business Leader of another practice group of Purchaser, as to whether a Continuing Employee or Managing Director should be transferred or assigned to work for a separate practice or division of Purchaser, the dispute shall be submitted to the Chief Executive Officer of Purchaser or his designee for resolution, and the resolution of the Chief Executive Officer or his designee shall be final. During the Earn-Out Period, the Business Leader of the Business shall be M. Scott Gillis, and if Mr. Gillis is no longer employed by Purchaser, shall be Joseph R. Shalleck or Leroy J. Mergy (so long as either of them is employed by Purchaser) as designated by the Chief Executive Officer of Purchaser. After the twelve (12) month anniversary of this Agreement, or at any time following the termination of one or more of the Senior Management Agreements of the Guarantors, the CEO of Purchaser, after consultation with the Business Leader, shall have the authority to appoint additional members of the senior management of the Business and to take such other reasonable actions not inconsistent with the other provisions of this Agreement to integrate the Business with the other practice areas of Purchaser, provided that for the purposes of determining the Earn-Out Payments, neither the revenues nor the expenses associated with any such additional senior management member appointed by the CEO of Purchaser shall be included, unless the appointment of such personnel was made with the approval of the Business Leader.

3.4 Sale Attribution. (a) Purchaser shall also pay to Seller an amount (the “Sales Attribution Amount”) equal to the Sales Attribution Percentage multiplied by the Huron Revenue achieved during the Earn-Out Period which is derived from referrals made by Seller or Continuing Employees, including the Guarantors, from either pre-existing (i.e., existing as of or prior to the Closing Date) relationships of the Business or new relationships of the Business that are not at the time of referral already clients of Purchaser. For purposes hereof, the term “Huron Revenue” means amounts billed by Purchaser and its Affiliates (other than the Business) for work performed during the Earn-Out Period in respect of customer or client engagements. For purposes hereof, Huron Revenue shall exclude revenue derived from the reimbursement of out-of-pocket expenses by clients or customers of Purchaser and its Affiliates.

(b) The Sales Attribution Amount shall be calculated by Purchaser with respect to each Calculation Period, and shall be paid concurrently with the payment of the Earn-Out Payments, if any, for the relevant period or if no Earn-Out Payment is paid during any such period, within sixty (60) days after the end of the applicable period; provided, however, that notwithstanding anything herein to the contrary, the Sales Attribution Amount to which Seller may become entitled in respect of any Calculation Period shall only be paid with respect to that Calculation Period if the Huron Revenue upon which the amount is based is actually paid to Purchaser or its Affiliates during the applicable Calculation Period, and if the corresponding Huron Revenue is not paid to Purchaser or its Affiliates during the Calculation Period, payment of the Sales Attribution Amount shall be deferred until the payments are made by Purchaser with respect to the Calculation Period during which the Huron Revenue was actually paid to Purchaser or its Affiliates.

(c) For the avoidance of doubt, under no circumstances will work performed (and revenues generated) by employees of the Business on behalf of other practices within the Huron Group be included in both the calculation of the Earn-Out Payments and the Sales Attribution Amount. Further, under no circumstances will work performed by employees of other practices within the Huron Group on behalf of the Business be included in both the calculation of the Earn-Out Payments and the Sales Attribution Amount. Instead, such revenues shall be included only in the revenues of the practice that billed the client on the matter. If, for example, employees of the Huron Group (other than the Business) were seconded to the Business on a particular engagement, the revenues of the Huron Group employees would be included in the Business Revenue for the applicable measurement period with respect to the engagement, but would not be included in the Huron Revenue for the applicable period for purposes of the calculation of the Sales Attribution Amount.

(d) Any dispute related to the calculation of the Sales Attribution Amount shall be resolved in accordance with the procedures specified in Section 3.3(d) for the resolution of disputes related to the Earn-Out Calculation Statements.

3.5 Purchase Price Allocation. The Closing Date Cash Payment, the portion of the Holdback payable to Seller in accordance with Section 3.6 (and the Assumed Liabilities that are properly included in Purchaser’s tax basis for the Acquired Assets) shall be allocated in its entirety among the Acquired Assets in accordance with Section 1060 of the Code. Purchaser shall prepare and deliver to Seller an allocation schedule setting forth Purchaser’s determination of such allocation (the “Allocation Schedule”) within ninety (90) days after the Closing Date, which Allocation Schedule shall be subject to the reasonable approval of Seller. The Allocation Schedule shall be adjusted for any additional consideration payable under Section 3.3, Section 3.4 and Section 3.6 and for any adjustments to the Aggregate Purchase Price in accordance with Section 1060 of the Code and Treas. Reg. §1.1060-1(c). To the extent commercially reasonable, Purchaser and Seller agree to file all Tax Returns (including IRS Form 8594) consistent with the Allocation Schedule (as may be adjusted) and further agree not to take any position inconsistent therewith for any Tax purpose.

3.6 Payment of Holdback Amount. (a) In addition to the other payments required to be made to Seller hereunder, Purchaser shall pay to Seller an amount equal to the entire Holdback Amount, provided that during the Measurement Period, Purchaser shall have recognized revenues (determined on an accrual basis in accordance with GAAP and Purchaser’s accounting policies and practices consistently applied) with respect to the Business for services rendered to Existing Clients in an amount equal to or greater than $5,125,000. If, however, during the Measurement Period, Purchaser shall have recognized revenues (determined on an accrual basis in accordance with GAAP and Purchaser’s accounting policies and practices consistently applied) for services rendered to Existing Clients of less than $5,125,000, in lieu of the Holdback Amount, Purchaser shall pay Seller an amount (not less than zero) equal to the Holdback Amount minus the Revenue Shortfall. For purposes hereof, “Revenue Shortfall” shall mean the amount by which revenues recognized by Purchaser during the Measurement Period (determined as above) for services rendered to Existing Clients is less than $5,125,000. The amount payable to Seller under this Section 3.6(a) shall be paid to Seller on the earlier of (i) three (3) Business Days following the first date during the Measurement Period that Purchaser shall have recognized revenues (determined as above) from Existing Clients for services rendered by the Business in respect of the Measurement Period in an amount equal to or greater than $5,125,000 or (ii) five (5) Business Days following the last day of the Measurement Period. For the avoidance of doubt, in order for revenues from Existing Clients to be recognized by Purchaser, if there is no signed agreement with the Existing Client, the Existing Client will need to expressly acknowledge in writing that any fees reflected on an invoice are due and payable by it.

(b) Concurrently with the payment of the Holdback Amount (or portion thereof) by Purchaser, Purchaser shall deliver to Seller a certificate setting forth Purchaser’s (i) calculation of the revenues recognized from the Existing Clients (determined as above) during the Measurement Period (or portion thereof) and (ii) the percentage of the Holdback Amount which is payable to Seller under clause (a) above. Seller shall have ten (10) Business Days to review the calculations set forth by Purchaser in the certificate and Purchaser shall provide Seller with full access to the relevant portions of its business records in order to determine the accuracy of the calculations set forth in the certificate.

(c) If Seller does not object to Purchaser’s calculation of the amounts specified in the certificate delivered by Purchase pursuant to clause (b) above within the ten (10) Business Days of the date that Purchaser delivers the same to Seller, the calculations specified in the certificate, including the calculation of the percentage of the Holdback Amount payable to Seller shall be final and binding. If Seller does object to the calculations of Purchaser specified in the certificate and the parties are unable to resolve the dispute within ten (10) Business Days of Seller’s objection, either party shall be entitled to submit the dispute to the Independent Accountant for resolution. The Independent Accountant shall make a final determination as to all matters remaining in dispute and such determination shall be final and binding on the parties. Each of Purchaser and Seller shall cooperate fully with the Independent Accountant and shall furnish to the Independent Accountant all information requested by it in connection with its determination. The parties shall share equally the fees of the Independent Accountant.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER AND GUARANTORS

Seller and each Guarantor hereby represent and warrant to Purchaser, as of the date hereof and as of the Closing Date except in the case of any representations or warranties that by its terms is made as of a date specified thereon), and except as otherwise set forth on the Seller Disclosure Schedule, as follows:

4.1 Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware with full organizational power and authority to conduct the Business as it is presently being conducted and to own and lease those properties and assets relating to the Business that are included in the Acquired Assets. Seller is duly qualified or licensed to do business as a limited liability company and is in good standing in each jurisdiction in which such qualification is necessary under applicable Law as a result of the conduct of the Business or the ownership of the Acquired Assets, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

4.2 Authorization. Seller has all requisite organizational power and authority, and has taken all action necessary, to execute and deliver this Agreement and the Related Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. No other organizational proceedings on the part of Seller are necessary to authorize the Agreement and the Related Agreements and the transactions contemplated hereby and thereby. Each of this Agreement and the Related Agreements to which Seller is a party has been (or, when duly executed and delivered, will have been) duly executed and delivered by Seller and constitutes (or, when executed and delivered, will constitute) a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor’s rights generally or by equitable principles (whether considered in an action at law or in equity).

4.3 No Conflict or Violation. Neither the execution, delivery or performance of this Agreement or the Related Agreements by Seller, nor the consummation of the transactions contemplated hereby or thereby will (a) violate or conflict with any provision of the Certificate of Formation or Operating Agreement of Seller, (b) result in or constitute a breach of, or a default under, any term or provision of any Contract or Permit to which Seller is a party or by which the Acquired Assets are bound, or (c) violate any applicable Law.

4.4 Consents and Approvals. Except as set forth on Schedule 4.4 no consent, authorization, or approval of, filing or registration with, or cooperation from, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by Seller of this Agreement and the Related Agreements to which it is a party, or the consummation of the transactions contemplated.

4.5 Absence of Certain Changes or Events. Except for (i) actions taken or to be taken in connection with the transactions contemplated by this Agreement, (ii) matters set forth on

Schedule 4.5 or Schedule 4.11, since January 1, 2006, Seller has operated the Business in all material respects in the ordinary course, and Seller has not:

(a) suffered a Material Adverse Change with respect to the Business;

(b) suffered any damage, destruction or loss (whether or not covered by insurance) affecting its tangible assets or properties having a value of $50,000 in the aggregate;

(c) incurred any obligation or entered into any Contract other than in the ordinary course of business, which either (i) requires aggregate payments by Seller of in excess of $50,000, or (ii) provides for the delivery of goods or performance of services, or any combination thereof, having a value in excess of $50,000;

(d) terminated any engagement with a customer of the Business or suffered the termination thereof by the customer, except in the ordinary course as a result of the completion of the work required in connection therewith;

(e) sold, transferred, conveyed, assigned or otherwise disposed of assets or properties having an aggregate value in excess of $50,000, except for sales of obsolete equipment in the ordinary course of business;

(f) made any material changes to its accounting methods, policies or practices;

(g) made any material increases, in the aggregate wages, salaries, bonuses or other compensation payable to or with respect to Employees, or adopted or materially amended the employee benefit plans available to or provided for Employees in a manner that materially increases the aggregate benefit expense of the Business; and

(h) made any Tax election or settled or compromised any federal, state, local or foreign Tax liability, or waived the statute of limitations in respect of any such Taxes.

4.6 Equipment. Schedule 2.1(a) includes a list of all assets comprising Equipment as of the date hereof having an original acquisition cost of $5,000 or greater. Seller has good title to the personal property included in the Equipment free of any Liens, other than Permitted Encumbrances. The Personal Property Leases comprise all leases for personal property used by Seller in the Business.

4.7 Real Property.

(a) Real Property Leases. Schedule 2.2(a) contains an accurate list of all leases and subleases of real property leased or subleased by Seller in connection with the Business. Seller has delivered to Purchaser correct and complete copies of the leases and subleases listed on Schedule 2.2(a).

(b) No Other Land Used in Business. The Leased Real Property constitutes all of the real property used in the conduct of the Business.

4.8 Contracts; Defaults.

(a) Contracts. Schedule 4.8(a) contains a complete and accurate list of all Contracts of the following types to which Seller is bound, or to which any of the Acquired Assets is subject:

(i) any Contract for the employment of any Employee (other than any Contract providing for employment on an at-will basis), or which provides severance or change-in-control benefits;

(ii) any Contract with a sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency, advertising agency or other Person engaged in sales, distribution or promotional activities on behalf of the Business;

(iii) any Contract involving a partnership, joint venture or other cooperative undertaking related to the Business;

(iv) except as noted in Schedule 4.8(a), any Contract (a) involving any restriction on Seller or any of its employees with respect to the geographic area of operation or scope of the Business or which requires Seller or any of its employees to deal exclusively with any Person with respect to the Business or (b) which requires a payment or gives a right of termination as a result of a change of control of Seller;

(v) any loan agreement, indenture, guarantee, mortgage, security agreement or other instrument evidencing borrowed monies by Seller;

(vi) any material license agreement pursuant to which (A) Seller licenses to another Person the right to use any Intellectual Property or (B) Seller is granted the right to use the intellectual property of another Person in connection with the Business;

(vii) any Contract evidencing an In-Process Engagement; and

(viii) any Contract which involves the payment or receipt of cash or other property, an unperformed commitment, or goods or services, in each case, which is related to the Business, and involving consideration of in excess of $25,000.

(b) Absence of Defaults; Validity of Contracts. Seller has delivered to Purchaser (or otherwise made available to Purchaser or its Representatives) an accurate and complete copy of the Real Property Leases, the Personal Property Leases and the Other Contracts listed on Schedule 4.8(a). Except as set forth on Schedule 4.8(b), (i) Seller is not (and, to Seller’s Knowledge, no other party thereto is) in material breach or violation of, or material default under, any of the Real Property Leases, the Personal Property Leases or the Other Contracts listed on Schedule 4.8(a), and (ii) no other Person which is a party to any such Contract has advised Seller that it intends to terminate any such Contract. None of the Contracts related to the professional engagements of Seller provide for the prepayment of all or a substantial portion of the fees required to be paid thereunder prior to the performance of the underlying services.

4.9 Financial Statements. Except as set forth on Schedule 4.9, the Financial Statements have been prepared in accordance with Seller’s accounting principles, policies and procedures, and present fairly in accordance with such principles, policies and procedures in all material respects, (i) the financial condition, assets and liabilities of the Business as of the dates therein specified; and (ii) the results of operation of the Business for the periods indicated. Except as set forth on Schedule 4.9 and except for liabilities arising in the ordinary course under the Assumed Contracts, as of the date of the most recent balance sheet included in the Financial Statements, there were no Liabilities of the Business of any material nature contingent, or otherwise, not reflected therein.

4.10 Litigation; Court Orders. Except as set forth on Schedule 4.10, there are no actions, suit arbitrations, regulatory proceedings or other litigation, proceeding or governmental investigations pending or, to Seller’s knowledge, threatened against Seller with respect to the Business. Except as set forth on Schedule 4.10, Seller is not with respect to the Business subject to any order, judgment, decree, injunction, stipulation or consent order with any Governmental Authority.

4.11 Labor and Employment Matters. Schedule 4.11 sets forth an accurate and complete list of the name, title or job description and current salary, or hourly wage, as applicable, of each Employee as of the date hereof. There is no pending or, to Seller’s Knowledge, threatened dispute pending with any such Employee. To the Knowledge of Seller, none of the individuals listed in Schedule 4.11 has indicated an intention to terminate his or her employment with Seller.

4.12 Compliance with Laws. Except as forth on Schedule 4.12, the operation of the Business by Seller complies in all material respects with Laws and Permits applicable to the Business and the Acquired Assets. Except as set forth on Schedule 4.12, during the twelve (12)-month period preceding the date of this Agreement, Seller has not received a written notice from any Governmental Authority that it is in violation of (i) any Laws applicable to the Business or (ii) any Permit, in each case, which violation has not been corrected as of the date hereof.

4.13 Permits. Except as set forth on Schedule 4.13, to the Knowledge of Seller, Seller owns, holds or possesses all material governmental licenses, permits, franchises, approvals or authorizations that are necessary to entitle it to own, lease, operate and use the Acquired Assets or to conduct the Business as currently owned, leased, operated, used and conducted.

4.14 Employee Benefit Plans.

(a) Benefit Plans. Schedule 4.14(a) lists each Benefit Plan.

(b) Plan Documents and Reports. A true and correct copy of each of the Benefit Plans has been supplied to the Purchaser. In the case of any Benefit Plan which is intended to be qualified under section 401(a) of the Code, Purchaser has been supplied with a copy of the most recent IRS determination letter or opinion letter.

(c) Compliance With Law. With respect to Benefit Plans:

(i) All Benefit Plans comply and have been administered in form and in operation in all material respects with all applicable requirements of Law and no notice has been issued by any governmental authority questioning or challenging such compliance. Each Benefit Plan which is intended to be qualified under section 401(a) of the Code has received a favorable determination letter or opinion from the IRS that covers all amendments to such Benefit Plans for which remedial amendment period (within the meaning of section 491(b) of ERISA) has expired. None of the Benefit Plans is subject to title IV of ERISA and none of the Benefit Plans is a multiemployer plan (within the meaning of section 3(37) of ERISA).

(ii) There have been no “prohibited transactions” (as described in section 406 of ERISA or section 4975 of the Code) with respect to any Benefit Plan and neither Seller nor any of its ERISA Affiliates has engaged in any prohibited transaction.

(iii) There have been no acts or omissions by Seller or any of its ERISA Affiliates which have given rise to or, to Seller’s knowledge, may give rise to interest, fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which Purchaser may be liable.

(iv) None of the payments contemplated by Benefit Plans would, in the aggregate, whether alone or together with any other payments, constitute excess parachute payments (as defined in section 280G of the Code (without regard to subsection (b)(4) thereof)).

(v) There are no actions, suits or claims (other than routine claims for benefits) pending or to the best of Seller’s knowledge, threatened involving any Benefit Plan or the assets thereof and no facts exist which could give rise to any such actions, suits or claims (other than routine claims for benefits).

4.15 Intellectual Property Rights.

(a) Registered Intellectual Property. Schedule 2.1(c) sets forth a complete and correct list of all material issued patents, and registered trademarks, trade names, service marks and copyrights, and pending applications for any of the foregoing, which are owned by Seller and used in connection with the Business.

(b) Ownership; Maintenance. Seller is the owner, and where registered, the owner of record in all patent, trademark, any copyright offices, of all right, title and interest to the Intellectual Property free and clear of all liens, security interests, encumbrances and other claims, and all such rights are fully assignable to Purchaser. All necessary registration, maintenance and renewal fees have been paid and all necessary documents have been filed for the purposes of maintaining the registered Intellectual Property.

(c) Proceedings; Use; Validity; Enforceability; Infringement. Except as set forth on Schedule 4.15(c):

(i) Seller has received no written notice of any material claim which challenges the validity or enforceability of the Intellectual Property or Seller’s rights therein;

(ii) There are no currently pending actions or other judicial or adversary proceedings involving Seller relating to, nor has Seller received any written notice that the Intellectual Property infringes, dilutes, misappropriates or otherwise violates, in any material respect, the rights of third party;

(iii) To the Knowledge of Seller, Seller has the right and authority to use all items of the Intellectual Property in connection with the conduct of the Business in the manner presently conducted and without the payment of any license fee, royalty or similar charge; and

(iv) To the Knowledge of Seller, there is no infringement, dilution, misappropriation or otherwise improper use of the Intellectual Property by any Person.

4.16 Taxes. Except as set forth in Schedule 4.16, all Tax Returns with respect to the Acquired Assets or income attributable therefrom that are required to be filed before the Closing Date, have been or will be filed, the information provided on such Tax Returns is or will be complete and accurate in all material respects, and all Taxes shown to be due on such Tax Returns have been or will be paid in full.

4.17 Engagements. Except as set forth in Schedule 4.17, all services provided by Seller under the Completed Engagements and In-Process Engagements have in all material respects been in conformity with all applicable commitments and all express and implied warranties under the Completed Engagements and In-Process Engagements, and Seller has not received notice from any customer that alleges that Seller has been negligent in the provision of any such services.

4.18 Customers. Schedule 4.18 sets forth the identity of the five (5) largest customers of Seller for the most recently completed fiscal year and the current fiscal year, and the revenues derived from each such customer for said periods. Except as set forth on Schedule 4.18, since January 1, 2005, (i) there has been no adverse change in the business relationship with any such customer, (ii) there has been no material dispute between Seller and any such customer, and (iii) no such customer has indicated that it intends to terminate or reduce the level of services to be provided to it by Seller.

4.19 Insurance. Schedule 4.19 sets forth an accurate and complete list of all policies of insurance owned or held by Seller, true and complete copies of which have been delivered or made available to Purchaser. All such policies are in full force and effect, and all premiums with respect thereto covering all periods up to the date hereof, or the Closing, as applicable, have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies are sufficient to comply with all requirements of Law applicable to the Business and or any Contract to which Seller is a party.

4.20 No Other Agreements to Sell the Acquired Assets. Neither Seller nor any of its officers, directors, shareholders or Affiliates have any commitment or legal obligation, absolute or contingent, to any other Person other than Purchaser to sell, assign, transfer or effect a sale of any of the Acquired Assets, to effect any consolidation, liquidation or dissolution of Seller, or to enter into any agreement or cause the entering into of any agreement with respect to any of the foregoing.

4.21 No Brokers. Neither Seller nor any of its respective officers, directors, employees, shareholders or Affiliates has employed or made any agreement with any broker, finder or similar agent or any other Person which will result in any obligation of Purchaser or any of its Affiliates to pay any finder’s fee, brokerage fee or commission or similar payment in connection with the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller and Guarantors, as of the date hereof and as of the Closing Date, and except as otherwise set forth on the Purchaser Disclosure Schedule, as follows:

5.1 Organization of Purchaser. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation with full organizational power and authority to own and lease its properties and conduct its business as it is presently being conducted. Purchaser is duly authorized, qualified or licensed to do business as a foreign limited liability company and is in good standing, in each of the jurisdictions in which its right, title and interest in or to any of the assets held by it, or the conduct of its business, requires such authorization, qualification or licensing, except where failure to be so authorized, qualified, or licensed would not, individually or in the aggregate, have a material adverse effect on the financial condition of Purchaser or its ability to consummate the transactions contemplated hereby.

5.2 Authorization. Purchaser has all requisite organizational power and authority, and has taken all organizational action necessary, to execute and deliver this Agreement and the Related Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. No other organizational proceedings on the part of Purchaser are necessary to authorize this Agreement and the Related Agreements and the transactions contemplated hereby and thereby. Each of this Agreement and the Related Agreements to which Purchaser is a party has been (or, when duly executed and delivered, will have been) duly executed and delivered by Purchaser and constitutes (or, when executed and delivered, will constitute) a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor’s rights generally or by equitable principles (whether considered in an action at law or in equity).

5.3 No Conflict or Violation. Neither the execution, delivery or performance of this Agreement or the Related Agreements by Purchaser, nor the consummation of the transactions contemplated hereby or thereby by Purchaser, will (a) violate or conflict with any provision of the Certificate of Formation or Operating Agreement of Purchaser, (b) result in or constitute a breach of, or a default under, any terms or provision of any agreement, instrument, obligation, permit or license to which Purchaser is a party or by which its assets are bound or (c) violate any

Regulation or Court Order, other than violations, conflicts, breaches or defaults which would not have a material adverse effect on the financial condition of Purchaser or its ability to consummate the transactions contemplated hereby or thereby.

5.4 Consents and Approvals. Except as set forth on Schedule 5.4 no notice to, declaration, filing or registration with, or authorization, clearance, consent or approval of, or permit from, any Governmental Authority or any other Person, is required to be made or obtained by Purchaser in connection with the execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby.

5.5 No Brokers. Neither Purchaser nor any of its officers, directors, employees, shareholders or Affiliates has employed or made any agreement with any broker, finder or similar agent or any other Person or firm which will result in any obligation of Seller or any of its Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

ARTICLE VI

COVENANTS OF SELLER AND PURCHASER

Seller and Purchaser each covenant with the other as follows:

6.1 Implementing Agreement.

(a) Subject to the terms of this Agreement, each of the parties hereto agrees to use commercially reasonable best efforts to take, or cause to be taken, all action, and to do or cause to be done, and to assist and cooperate with the other party hereto in doing, both before and after the Closing, all things reasonably necessary, proper or advisable to consummate and make effective, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary waivers, consents and approvals from Governmental Authorities, and the making of all necessary registrations and filings with, and the taking of all reasonable steps as may be necessary to obtain any approval or waiver, consents or approvals from, or to avoid any action or proceeding by, any Governmental Authority, and (ii) the obtaining of all necessary waivers, consents or approvals from any Persons other than Governmental Authorities. Notwithstanding the foregoing, the parties agree that the obtaining of such waivers, consents and approvals and the making of all such registrations and filings and the taking of such other steps (including waivers, consents or approvals that may be required under any Contract or Permit) shall not be a condition to any party’s obligation to consummate the transactions contemplated by this Agreement, except that the Required Consents shall be a closing condition.

6.2 Failure to Obtain Third Party Consents.

(a) The parties hereto acknowledge that the consent, approval or permission of certain Governmental Authorities and other Persons may be required for the sale, transfer or assignment by Seller to Purchaser of certain Contracts, Permits or other assets or the assumption by Purchaser of certain Contracts. To the extent that any of the Contracts, Permits or other assets are not saleable, transferable or assignable without the consent of a third party, neither this

Agreement, the Related Agreements nor any of the instruments or documents executed and delivered in connection herewith or therewith, shall constitute a sale, transfer or assignment thereof if such sale, transfer or assignment or attempted sale, transfer or assignment could constitute a breach, violation or default thereof or could result in the termination of or accelerate the performance required by or result in the right of termination or acceleration thereunder or could result in the creation of a Lien on any such Contract, Permit or other asset. Purchaser and Seller also agree that, although Seller and Purchaser agree to cooperate with each other in attempting to obtain all consents, any failure to obtain any consent by either Seller or Purchaser, as the case may be, for any reason whatsoever shall not constitute a breach of this Agreement by Seller or Purchaser, as the case may be.

(b) If one or more consents are not obtained prior to or at Closing and the Closing is consummated, unless Seller and Purchaser otherwise agree in writing, Seller agrees to use commercially reasonable efforts for a period of sixty (60) days after Closing to assist Purchaser in obtaining any such consent. In addition, during the six (6)-month period after the Closing, Seller shall use commercially reasonable efforts to allow Purchaser, to the extent permitted by applicable Law and to the extent reasonably within the contractual or other ability or control of Seller, and provided Purchaser reimburses Seller for the costs and liabilities incurred by Seller, to enjoy the economic and other benefits of the subject matter of the Contract, Permit or other asset as if such consent had been obtained. Once a consent for the sale, transfer or assignment of a Contract, Permit or other asset retained at the Closing is obtained, Seller shall promptly convey, transfer and assign such Contract, Permit or other asset and Purchaser shall assume such Contract, Permit or other asset and all related Liabilities pursuant to a special-purpose conveyance document, containing terms not materially different from the Related Agreements. Purchaser shall make such Continuing Employees available to Seller as are necessary or convenient to assist Seller in performing its obligations under this Section 6.2(b).

6.3 Access to Information. Prior to the Closing Date, Seller shall cooperate with Purchaser and provide Purchaser and its authorized Representatives with reasonable access to its facilities and employees, and will permit Purchaser and its authorized Representatives to make such inspections and conduct such interviews and inquiries as Purchaser may reasonably request. Purchaser shall conduct all such inspections, and other information-gathering activities described above only (a) at Purchaser’s sole cost and expense, (b) during regular business hours after reasonable advance notice, (c) in a manner to maintain appropriate confidentiality regarding the Business, and (d) in a manner which will not unduly interfere with the operation of the Business. Any and all such information gathered by Purchaser as a result of, or in connection with, such information-gathering shall be kept strictly confidential and shall not be revealed to, or discussed with, any Person other than the authorized Representatives of Purchaser who agree to comply with the Confidentiality Agreement and the provisions of this Section 6.3. In the event the transactions contemplated hereby are not consummated, such information shall be returned to Seller or destroyed in accordance with this Agreement and the Confidentiality Agreement. Purchaser shall indemnify Seller and hold it harmless from and against any and all damages arising out of or resulting from such access.

6.4 Conduct of Business. From the date hereof through the Closing, Seller shall, except as contemplated by this Agreement, or as consented to by Purchaser in writing, use commercially reasonable efforts to operate the Business in a manner consistent with its ordinary course and will not take any action inconsistent with this Agreement or with the consummation of the Closing. Without limiting the generality of the foregoing, Seller shall not except as specifically contemplated by this Agreement or as consented to by Purchaser in writing:

(a) sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of or encumber any of the Acquired Assets, or any interests therein;

(b) approve or commit to make any individual capital expenditure that is in excess of $50,000, or aggregate capital expenditures that are in excess of $100,000;

(c) other than Contracts with clients of the Business for the performance of services by Seller, enter into, extend, materially modify, terminate or renew any Contract that constitutes an Assumed Obligation which either (i) requires aggregate payments of in excess of $25,000, or (ii) has a term of or requires the performance of obligations by Seller over a period in excess of twelve (12) months, except in the ordinary course of business;

(d) incur any indebtedness for borrowed money that would constitute an Assumed Obligation;

(e) except as required by Law, make any material increases, in the aggregate wages, salaries, bonuses or other compensation payable to or with respect to Employees, or adopt or materially amend the employee benefit plans available to or provided for Employees in a manner that materially increases the aggregate benefit expense of the Business; or

(f) enter into any agreement, or otherwise become obligated, to do any of the foregoing.

6.5 Updated Disclosure Schedules. From the date hereof through the Closing Date, Seller and Purchaser shall update those portions of the Disclosure Schedules relating to the representations and warranties contained in Articles IV and V, respectively, in each case to reflect changes thereto through the Closing Date or to correct any inaccuracies thereto of which Seller or Purchaser becomes aware prior to the Closing. No such supplement or amendment to the Disclosure Schedules shall be deemed to cure any breach for purposes of Sections 7.2 or 8.1, as applicable. If, however, the Closing occurs, any such supplement or amendment will be effective to cure and correct the Disclosure Schedules (and the corresponding representations and warranties to which such supplement or amendment relates) for all other purposes of this Agreement, including for purposes of Article XIII, and all references to the Schedule which is supplemented or amended as provided in this Section 6.5 shall for all purposes after the Closing be deemed to be a reference to such Schedule as so supplemented or amended.

6.6 Exclusivity. During the period beginning the date hereof and ending on the first to occur of the Closing or the termination of this Agreement pursuant to Section 11.1, neither Seller nor any of its Representatives shall, directly or indirectly, solicit inquiries or proposals from, or provide any confidential information to, or participate in any discussions or negotiations with, any Person (other than Purchaser, and its Representatives) concerning (a) any merger, sale of assets not in the ordinary course of business, acquisition, business combination, change of control or other similar transaction involving the Business, or (b) any purchase or other acquisition by any Person of substantially all of the Acquired Assets.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser to consummate the Closing are subject to the satisfaction or waiver by Purchaser of the following conditions precedent on or before the Closing Date:

7.1 Consents and Approvals. Purchaser shall have received written evidence satisfactory to it that (a) all consents and approvals described on Schedule 7.1 have been obtained, and (b) all required filings described on Schedule 7.1 have been made (all of the foregoing consents, approvals and filings, are referred to collectively herein as the “Required Consents”).

7.2 Warranties True as of Both Present Date and Closing Date. The representations and warranties of Seller contained herein shall have been accurate and correct in all material respects at and as of the date of this Agreement, and at and as of the Closing Date as though restated on and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified thereon, in which case such representation or warranty shall be accurate and correct as of the specified date).

7.3 Compliance with Agreements and Covenants. Seller shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

7.4 Documents. Purchaser shall have received all of the agreements, documents and items specified in Section 9.2(a).

7.5 No Material Adverse Change. No Material Adverse Change shall have occurred.

7.6 Senior Management Agreements. At least seventy-five percent (75%) of the Employees of Seller (determined as of the date of this Agreement and disregarding the Guarantors) shall have accepted employment with Purchaser in accordance with Section 10.1, and all three Guarantors shall have executed and delivered a Senior Management Agreement as contemplated by Section 9.2(a)(ix).

7.7 Actions or Proceedings. No order, statute, rule, regulation, executive order, injunction, stay, decree or restraining order shall have been enacted, entered, promulgated or enforced by any Court of competent jurisdiction or Governmental Authority that prohibits, enjoins, restrains or challenges or seeks to prohibit, enjoin or restrain the consummation of the transactions contemplated by this Agreement.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of Seller to consummate the Closing are subject to the satisfaction or waiver by Seller of the following conditions precedent on or before the Closing Date:

8.1 Warranties True as of Both Present Date and Closing Date. The representations and warranties of Purchaser contained herein shall have been accurate and correct in all material respects on and as of the date of this Agreement, and shall also be accurate and correct on and as of the Closing Date.

8.2 Compliance with Agreements and Covenants. Purchaser shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

8.3 Documents. Seller shall have received all of the agreements, documents and items specified in Section 9.2(b).

8.4 Consent and Approvals. All consents and approvals which are Required Consents shall have been obtained and all filings which are Required Consents shall have been made.

8.5 Actions or Proceedings. No order, statute, rule, regulation, executive order, injunction, stay, decree or restraining order shall have been enacted, entered, promulgated or enforced by any Court of competent jurisdiction or Governmental Authority that prohibits, enjoins, restrains or challenges or seeks to prohibit, enjoin or restrain the consummation of the transactions contemplated by this Agreement.

ARTICLE IX

CLOSING

9.1 Closing. The closing of the transactions contemplated herein (the “Closing”) shall be held at 9:00 a.m. local time on the date (the “Closing Date”) that is the later to occur of (i) March 31, 2006 and (ii) the date which is three (3) business days after the first date that all of the conditions set forth in Articles VII and VIII have been satisfied or waived, at the offices of Mayer, Brown, Rowe & Maw LLP, 71 South Wacker Drive, Chicago, Illinois 60606, or at such other date, time and place as the parties hereto otherwise agree. For the purpose of any calculation or determination required to be made by any of the parties following the Closing, the Closing shall be deemed to have been effective as of 12:01 a.m., Chicago time, on the Closing Date. All transactions and deliveries required to be made or completed at the Closing pursuant to the terms of this Agreement shall be deemed to occur concurrently and none shall be deemed completed unless all are completed or are otherwise waived in a writing signed by each of the parties hereto.

9.2 Conveyances at Closing.

(a) Seller’s Deliveries. At the Closing, to effect the sale, transfer, conveyance, assignment and assumption referred to in Article II and the other transactions contemplated hereby, Seller shall deliver to Purchaser:

(i) The Bill of Sale, Assignment and Assumption Agreement, duly executed by Seller;

(ii) [Intentionally Omitted;]

(iii) The title certificate for any vehicles which are included in the Equipment, duly endorsed for transfer to Purchaser;

(iv) Such other instruments of transfer reasonably requested by Purchaser to evidence the transfer of the Acquired Assets, including assignments with respect to Intellectual Property registered, filed or recorded with any Governmental Authority, in form suitable for registration, recordation or filing with such Governmental Authority, in each case, duly executed by Seller;

(v) A certificate, dated the Closing Date, of an officer of Seller certifying compliance by Seller with Section 7.2 and 7.3;

(vi) A certificate of the secretary, assistant secretary or equivalent Person of Seller, certifying resolutions of the Members and/or Manager of Seller approving the execution, delivery and performance of this Agreement and the Related Agreements by Seller (together with an incumbency and signature certification regarding those officers signing on behalf of Seller);

(vii) A copy of Seller’s certificate of organization reflecting the amendment of such certificate to change the name of Seller to a name dissimilar to, and which is not susceptible of confusion with “MSGalt & Company,” together with all filings required to effectuate the name change in each jurisdiction in which Seller is qualified to transact business; provided, however, that if the aforesaid filings have not been made at such time as all other conditions have been satisfied or waived, Seller shall provide Purchaser evidence thereof within five (5) Business Days after the Closing Date;

(viii) An opinion of counsel to Seller, dated as of the Closing Date, in form and substance satisfactory to Purchaser and covering the items set forth in Exhibit C;

(ix) Senior Management Agreements, duly executed by the Guarantors;

(x) A closing statement setting forth the net amount of the prorations under Section 3.2 and agreed to by Purchaser, duly executed by Seller;

(xi) Evidence satisfactory to Purchaser in its reasonable discretion that all Liens upon the Acquired Assets, other than Permitted Encumbrances, have been released as of the Closing Date; and

(xii) Possession of all Books and Records and Contracts included within the Acquired Assets located at the Leased Real Property (which shall be deemed delivered to Purchaser at Closing).

In addition, Seller shall use commercially reasonable efforts to deliver any other Books and Records and Contracts included within the Acquired Assets to Purchaser as soon as practicable after the Closing.

(b) Purchaser’s Deliveries. At the Closing, to effect the sale, transfer, conveyance, assignment and assumption referred to in Article II and the other transactions contemplated hereby, Purchaser shall deliver to Seller:

(i) The Closing Date Cash Payment;

(ii) The Bill of Sale, Assignment and Assumption Agreement, duly executed by Purchaser;

(iii) Senior Management Agreements with each Guarantor, dated as of the Closing Date, duly executed by Purchaser;

(iv) A certificate, dated the Closing Date, of an officer of Purchaser certifying compliance by Purchaser with Sections 8.1 and 8.2;

(v) A certificate of the secretary, assistant secretary or equivalent Person of Purchaser, certifying resolutions of the board of directors of Purchaser approving the execution, delivery and performance of this Agreement and the Related Agreements by Purchaser (together with an incumbency and signature certification regarding those officers signing on behalf of Purchaser); and

(vi) A closing statement setting forth the net amount of the prorations under Section 3.2 and agreed to by Seller, duly executed by Purchaser.

ARTICLE X

EMPLOYEES AND EMPLOYEE PLANS

10.1 Employees. Offers of Employment to Employees. Subject to the normal hiring practices and procedures of Purchaser, upon the terms contained herein, effective as of the Closing Date, Purchaser shall make offers of employment to all Employees for employment with Purchaser in the same capacity at the same rate of cash compensation as applied to them immediately prior to the Closing Date and with employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of Purchaser. Such of the Employees who accept such offers of employment and who become employed by Purchaser as of the Closing Date are referred to herein as the “Continuing Employees.”

10.2 Employee Benefit Matters. To the extent applicable and, to the extent permitted under the terms thereof, with respect to employee benefit plans, programs and arrangements that are established or maintained by Purchaser for the benefit of Continuing Employees (“Purchaser’s Plans”), Continuing Employees (and their eligible dependents) shall be given credit for their service with Seller (i) for purposes of eligibility to participate and vesting (but not benefit accrual) to the extent such service was taken into account under a corresponding Benefit Plan immediately prior to the Closing Date, and (ii) for purposes of satisfying any waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations, and shall be given credit for amounts paid under a corresponding Benefit Plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the

Purchaser’s Plans; provided, however, that in the case of any Purchaser’s Plan that is insured, the foregoing provisions shall apply only if the applicable insurer consents thereto. Notwithstanding the foregoing provisions of this Section 10.2, service and other amounts shall not be credited to Continuing Employees (or their eligible dependents) to the extent the crediting of such service or other amounts would produce benefits which are substantially more favorable to Continuing Employees then are provided to similarly situated current employees of Purchaser or to the extent such provision would result in the duplication of benefits.

10.3 Workers’ Compensation. On and after the Closing Date (i) Seller shall be responsible for paying, or arranging for insurance (including appropriate self-insurance) to pay, all workers’ compensation claims of Employees that relate to or arise from injuries, illnesses, occupational diseases, medical treatments or other events occurring prior to the Closing Date, and (ii) Purchaser shall be responsible for paying, or arranging for insurance (including appropriate self-insurance) to pay, all workers’ compensation claims of Continuing Employees that relate to or arise from injuries, illnesses, occupation diseases, medical treatments or other events occurring after the Closing Date.

10.4 Liability for Plans. Notwithstanding any other provision of this Agreement, Seller shall retain and shall be responsible for all liabilities under and with respect to the Benefit Plans and Purchaser shall not assume, and shall not be deemed to assume, any such liabilities. Purchaser shall have and be responsible for all liabilities under and with respect to the Purchaser’s Plan and Seller shall not assume, and shall not be deemed to assume, any such liabilities.

10.5 No Third Party Beneficiaries. It is understood and agreed between the parties that all provisions contained in this Agreement with respect to employee benefit plans or employee compensation are included for the sole benefit of the respective parties hereto and do not and shall not create any right in any other person, including, but not limited to, any Continuing Employee, any participant in any benefit or compensation plan or any beneficiary thereof.

10.6 Employee Post-Closing Terminations. It is acknowledged by the parties that Purchaser may agree to employ the Continuing Employees following the Closing Date prior to receiving the results of standard background checks that Purchaser undertakes with respect to new hires (and in such event, the continuation of employment of the Continuing Employees, will be subject to the satisfactory results of the background checks). In consideration of the foregoing, Seller agrees to indemnify Purchaser from any Losses incurred by Purchaser resulting from employee claims arising from the termination of employment by Purchaser of a Continuing Employee following the Closing Date due to an adverse findings in a background check, including a claim for wrongful or discriminatory termination by an affected employee. In addition, if Purchaser is required to terminate a sufficiently high number of Continuing Employees (as a result of any such adverse findings) such that the aggregate number of Continuing Employees would not have been sufficient to satisfy the condition precedent set forth in Section 7.6, Seller agrees to indemnify Purchaser for Losses incurred by Purchaser arising in connection with such circumstances.

ARTICLE XI

TERMINATION

11.1 Termination. This Agreement may be terminated at any time on or prior to the Closing Date:

(a) With the mutual consent of Seller and Purchaser;

(b) By Purchaser, if there shall have been a breach of any covenant, representation or warranty of Seller hereunder, and such breach shall not have been remedied within ten 10 Business Days after receipt by Seller of a notice in writing from Purchaser specifying the breach and requesting such be remedied; provided, however, that if the nature of the breach is such that it is incapable of cure within the ten (10) Business Day period, such cure period shall be extended, but no later than through the date specified in clause (d) below so long as promptly following receipt of the notice from Purchaser, Seller has commenced, and, diligently continues to pursue to remedy the default;

(c) By Seller, if there shall have been a material breach of any covenant, representation or warranty of Purchaser hereunder, and such breach shall not have been remedied within ten (10) Business Days after receipt by Purchaser of notice in writing from Seller specifying the breach and requesting such be remedied; provided, however, that if the nature of the breach is such that it is incapable of cure within the ten (10) Business Day period; such cure period shall be extended, but not later than through the date specified in clause (d) below, so long as promptly following receipt of the notice from Seller, Purchaser has commenced, and diligently continues to pursue to remedy the default;

(d) By Seller or Purchaser, if the Closing shall not have taken place on or before April 3, 2006; provided that the right to terminate this Agreement under this clause (d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date.

In the event of any termination pursuant to this Section 11.1 (other than pursuant to clause (a)), written notice setting forth the reasons thereof shall forthwith be given by the terminating party to the other party.

11.2 Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, all obligations of the parties hereunder shall terminate, except for the obligations set forth in the last two sentences of Section 6.3 and in the Confidentiality Agreement, which shall survive the termination of this Agreement, and except that no such termination shall relieve any party from liability for any prior willful breach of this Agreement.

ARTICLE XII

ACTIONS BY SELLER, GUARANTORS AND PURCHASER AFTER THE CLOSING

12.1 Tax Matters. Seller and Purchaser shall (a) each provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, making of any Tax election, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to Liabilities for Taxes, (b) each retain and provide the other with any records or other information that may be relevant to such Tax Return, election audit or examination, proceeding or determination, and (c) each provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any material amount required to be shown on any Tax Return of the other for any period. Without limiting the generality of the foregoing or of Section 12.2, Purchaser and Seller shall each retain, until the applicable statutes of limitations (including any extensions of which a party holding the following has notice) have expired, copies of all Tax Returns, supporting work schedules and other records or information that may be relevant to such returns for all Tax periods or portions thereof ending on or before the Closing Date and shall notify the other prior to destroying any such records; provided, however, that failure to provide such notification shall not constitute a basis for any liability or claim for damages by the other party hereto.

12.2 Availability of Records. After the Closing, Purchaser shall make available to Seller as reasonably requested by Seller, its agents and representatives, any taxing authority, or any other Governmental Authority all information, records and documents relating to the Business and the employees of Seller for periods prior to Closing and shall preserve all such information, records and documents until the later of: (a) six (6) years after the Closing Date; (b) the expiration of all statutes of limitations for Taxes for periods prior to the Closing or extensions thereof applicable to Seller for Tax information, records or documents; or (c) the required retention period for all government contract information, records or documents. Purchaser shall also make available to Seller, as reasonably requested by Seller, personnel responsible for preparing or maintaining information, records and documents, in connection with Tax matters, governmental contracts, litigation or potential litigation, including claims for workers’ compensation, product liability, general insurance liability and automobile insurance liability. Prior to destroying any records related to Seller for the period prior to the Closing Date, Purchaser shall notify Seller thirty (30) days in advance of any such proposed destruction of its intent to destroy such records, and Purchaser will permit Seller to retain any such records; provided, however, that failure to provide such notification shall not constitute a basis for any liability or claim for damages. With respect to any litigation and claims that are Excluded Obligations, Purchaser shall render all reasonable assistance that Seller may request in defending such litigation or claim and shall make available to Seller personnel most knowledgeable about the matter in question.

12.3 Non-Competition. Except as Purchaser may expressly agree in writing, each of Seller and the Guarantors agree that, from and after the Closing Date until the fifth (5th) anniversary of the Closing Date, neither Seller nor any Guarantor shall directly or indirectly:

(a) engage in, control, advise, manage, serve as a director, officer or employee of, act as a consultant to or receive any economic benefit from, or own any interest in any business within the Territory which competes in any material respects with the Business as conducted as of the Closing Date;

(b) except on behalf of Purchaser, solicit or divert or attempt to solicit or divert any Person which is or was a customer or referral source of the Business from continuing to act as a customer or referral source of the Business or otherwise solicit any such customer or referral source to become a customer or referral source for a competing business;

(c) employ or solicit for employment any Continuing Employee for employment or encourage any Continuing Employee to leave their employment with Purchaser; provided that the foregoing restriction shall not preclude Seller from making general solicitations for employees by use of advertisements in the media.

Notwithstanding the foregoing, neither Seller nor any Guarantor shall be deemed in violation of this Section 12.3 as a result of its or his direct or indirect ownership of two percent (2%) or less of any third Person, the securities of which are publicly traded or listed on any securities exchange or automatic quotation system whether or not such Person engages in business activities which are competitive with the Business. Each of Seller and each Guarantor shall cause its respective Affiliates to comply with the restrictions set forth in this Section 12.3 to the same extent as if such Affiliates were directly subject thereto. In the event of any actual or threatened breach of this Section 12.3, Purchaser, in addition to any other remedy available to it for breach or threatened breach, including the recovery of damages, shall be entitled to an injunction restraining Seller, Guarantors and their respective Affiliates from such conduct. For purposes of the restrictions in clause (b) above, a Person shall be deemed to be a customer or referral source of the Business, if it acted as such within the twenty-four (24) month period prior to the date of any solicitation by Seller or any Guarantor.

(d) The obligations of a Guarantor under Section 12.3(a) shall terminate as provided in the next sentence with respect to any Guarantor if such Guarantor’s employment is terminated (i) by Purchaser other than for “Cause” (as such term is defined in such Guarantor’s Senior Management Agreement) or (ii) by a Guarantor for “Good Reason” (as such term is defined in such Guarantor’s Senior Management Agreement) without impacting such Guarantor’s obligations under the remainder of this Section 12.3. The date of the effectiveness of the termination of the obligations of a Guarantor under this clause (d) shall be the earlier of (i) the fifth (5th) anniversary of the Closing Date, (ii) the first (1st) /anniversary of the date of termination of employment so long as Purchaser shall have paid to such Guarantor all severance to which Seller shall be contractually entitled under his Senior Management Agreement, and (iii) the date of termination of employment should Purchaser default in its obligation to make severance payments to the Guarantor in accordance with the terms of his Senior Management Agreement.

(e) Notwithstanding any other provision to the contrary herein, Seller and Guarantors shall be relieved of their obligations under this Section 12.3 in the event that Purchaser fails to pay any of the Earn-Out Payments or the Holdback Amount required by this Agreement and does not cure such failure within thirty (30) days after receipt of notice thereof, unless such failure to pay such amounts results from the exercise by Purchaser of the right of offset specified in Section 13.8.

12.4 Financial Information Cooperation. From and after the date hereof, Seller shall cooperate with Purchaser in the preparation, review and audit of financial statements and other financial information regarding the Business that is required to be included in the financial reports and other public disclosures of Purchaser pursuant to Regulations S-X and S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in connection with the transaction contemplated hereby. Such cooperation shall include the execution and delivery of a customary representation letter to the accounting firm responsible for reviewing and auditing such financial statements. The accounting firm responsible for the review and audit of such financial statements shall be selected by Purchaser. All costs and expenses incurred in connection with the preparation, review and audit of such information shall be paid by Purchaser.

ARTICLE XIII

SURVIVAL AND INDEMNIFICATION

13.1 Survival of Representations. The representations and warranties of Seller, Guarantors and Purchaser contained in this Agreement shall survive the Closing Date but shall terminate eighteen (18) months after the Closing Date; provided, however, that the Tax Warranties shall survive for the applicable statute of limitation period and the Title and Authorization Warranties shall survive indefinitely. No claim may be made with respect to any alleged breach of a representation or warranty of Seller, Guarantors or Purchaser contained in this Agreement, whether for indemnification in respect thereof or otherwise, unless written notice of such claim setting forth the alleged breach and resulting claimed damages in reasonable detail is given to Seller, Guarantors or Purchaser, as applicable, within the period specified in the immediately preceding sentence, and provided further that the right of an Indemnified Party to pursue a claim for indemnification under this Article XIII shall expire on the date which is twenty (20) months from the date on which an original Claim Notice is given to the Indemnifying Party, unless within such twenty-four (24) month period, the Indemnified Party shall have initiated legal proceedings against the Indemnifying Party with respect to the Claim.

13.2 Seller Indemnifications. Seller and each Guarantor shall jointly and severally indemnify Purchaser and its Representatives and Affiliates, and hold each of them harmless from and against any and all Losses incurred by any of them in connection with, arising out of, or resulting from any of the following:

(a) any breach or inaccuracy of any representation or warranty made by Seller or Guarantors in this Agreement or any Related Agreement (excluding the Senior Management Agreements);

(b) any failure by Seller or Guarantors to perform any agreement, covenant or obligation of Seller or Guarantors pursuant to this Agreement or any Related Agreement; or

(c) the Excluded Assets and the Excluded Obligations.

13.3 By Purchaser. Purchaser shall indemnify each Guarantor and Seller and its Representatives and Affiliates, and hold each of them harmless from and against any and all Losses incurred by any of them in connection with, arising out of or resulting from any of the following:

(a) any breach or inaccuracy of any representation or warranty made by Purchaser in this Agreement or any Related Agreement (excluding the Senior Management Agreements);

(b) any failure by Purchaser to perform any agreement, covenant or obligation of Purchaser pursuant to this Agreement or any Related Agreement;

(c) the Assumed Obligations; or

(d) Liabilities (other than Excluded Liabilities) arising from the operation of the Business by Purchaser from and after the Closing.

13.4 Notice of Claims. If a claim (a “Claim”) is proposed to be made by a party entitled to indemnification hereunder (the “Indemnified Party”) against the party from which indemnification is claimed (the “Indemnifying Party”), the Indemnified Party shall give written notice (a “Claim Notice”) to the Indemnifying Party as soon as practicable after the Indemnified Party becomes aware of any fact, condition or event which may give rise to a Loss for which indemnification may be sought under this Article XIII. If any legal proceeding is commenced against any party entitled to the benefit of indemnity hereunder, written notice thereof shall be given to the Indemnifying Party as promptly as practicable (and in any event within ten (10) Business Days after the service of the citation or summons). The failure of any Indemnified Party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party demonstrates actual prejudice caused by such failure. Notwithstanding the foregoing, a Claim Notice that relates to a representation or warranty that is subject to the survival period set forth in Section 13.1 must be made within such survival period, whether or not the Indemnifying Party is prejudiced by any failure to give a Claim Notice relating thereto. A Claim Notice shall describe in reasonable detail the nature of the Claim, including an estimate of the amount of Losses that have been or may be suffered or incurred by the Indemnified Party attributable to such Claim, the basis of the Indemnified Party’s request for indemnification under this Agreement and all information in the Indemnified Party’s possession relating to such Claim.

13.5 Assumption of Defense of Third Party Claims. After receipt of a Claim Notice with respect to a claim, demand or action initiated by a Person which is not a party to this Agreement (a “Third Party Claim”), the Indemnifying Party shall be entitled, if it so elects, at its own cost, risk and expense, to (i) take control of the defense and investigation of such Third Party Claim and (ii) employ and engage attorneys of its own choice to handle and defend the same. If the Indemnifying Party fails to assume the defense of such Third Party Claim within ten (10) Business Days after receipt of the Claim Notice, the Indemnified Party against which such Third Party Claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake, at the Indemnifying Party’s cost and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Party; provided, however, that such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. The party that assumes the defense of the Claim shall keep the other party reasonably informed of the progress of any such defense, compromise or settlement and, provided, further, that in any event, the Indemnified Party may participate in such defense at its own expense.

13.6 Settlement of Third Party Claims. In the event that the Indemnified Party settles any Third Party Claim without the prior written consent of the Indemnifying Party, the Indemnifying Party shall have no further indemnification obligations under this Article XIII with respect to such Third Party Claim; provided, however, that if the Indemnifying Party refuses to defend or otherwise handle such Third Party Claim and it is subsequently determined that the Indemnifying Party is or was obligated to defend or indemnify the Indemnified Party with respect to such Third Party Claim, then the Indemnifying Party shall remain obligated with respect to such settlement amount. If the Indemnifying Party controls the defense of any such Third Party Claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed) before entering into any settlement of a Third Party Claim or ceasing to defend such Third Party Claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief shall be imposed against the Indemnified Party or if such settlement or cessation does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim, without prejudice. In the event that the Indemnifying Party proposes a settlement to any Third Party Claim with respect to which the Indemnifying Party is or was entitled to defend, which settlement is satisfactory to the party instituting such Third Party Claim, and the Indemnified Party withholds its consent to such settlement, and thereafter a final judgment is entered against the Indemnifying Party or Indemnified Party pursuant to which Losses exceed the amount of the proposed settlement, then in such case the Indemnifying Party shall have no obligation to indemnify the Indemnified Party under this Article XIII against and in respect of the amount by which the Losses resulting from such final judgment exceed the amount of the proposed settlement.

13.7 Limitations on Indemnity Payments.

(a) Threshold. Seller shall not be liable to Purchaser under Section 13.2(a) for any Losses, unless and until (i) each individual amount otherwise due Purchaser exceeds $5,000 (excluding legal fees and expenses), and (ii) the aggregate amount of all such Losses under this Agreement, otherwise due Purchaser (excluding Damages incurred in any individual claim of less than $5,000) exceeds an accumulated total of one percent (1%) of the sum of: the Cash Amount and the Holdback Amount, and thereafter the total amount of all such Losses in excess of $5,000 per claim (excluding legal fees and expenses) actually incurred (excluding the first one percent (1%) of the sum of: the Cash Amount and the Holdback Amount) shall be indemnifiable as and to the extent herein provided.

(b) Maximum Indemnity. Seller’s aggregate liability under Section 13.2(a) for all claims for Losses incurred by Purchaser (and its Representatives and Affiliates) shall not in any event exceed an accumulated total of $15,000,000; and the aggregate liability of any Guarantor under Section 13.2(a) for all claims for Losses incurred by Purchaser (and its Representatives and Affiliates) shall not in any event exceed an accumulated total of $5,000,000.

13.8 Offset Right.

(a) Purchaser shall have the right to withhold payments required to be made by it under this Agreement or to offset payments required to be made under this Agreement against payments that Seller or any Guarantor owe it or its Representatives or Affiliates under this Article XIII. Notwithstanding the foregoing, the withholding and offset rights set forth in this Section 13.8 shall in no way be deemed to limit or override any of Purchaser’s other remedies and rights under this Agreement or under applicable law. Purchaser shall promptly (and in advance of the assertion of any withholding or offset rights) give Seller written notice of any claim with respect to which Purchaser intends to assert the right to withhold payment or assert a right of set off pursuant to this Section 13.8 and the details of the claim in respect of which Purchaser intends to assert such rights. Thereafter, Purchaser and Seller shall meet and endeavor promptly to resolve or settle such claim in good faith. Purchaser’s right to withhold payments under this Section 13.8(a) shall be subject to the limitations of clause (b) below.

(b) (i) Purchaser and Seller shall use their respective reasonable good faith efforts to resolve any claim for indemnification to which Purchaser proposes to assert a right to indemnification under clause (a) above within sixty (60) days of the assertion of such Claim by Purchaser during which period Purchaser shall not be entitled to withhold or offset payments which otherwise become due to Seller hereunder. If after such initial sixty (60) day period, the parties have not reached an amicable settlement with respect to the Claim and such Claim involves an amount in excess of $100,000 as set forth in the Claim Notice, Purchaser shall be entitled to withhold payments in accordance with clause (a) above; provided that in no event shall Purchaser be entitled to withhold payments in an amount which is greater than the amount of the Losses that are alleged to have been incurred or which are estimated in good faith by Purchaser and set forth in a Claim Notice; and provided, further, with respect to a Third Party Claim, Purchaser shall not be entitled to offset or withhold any payment due hereunder if Seller acknowledges that it is responsible to Purchaser for indemnification with respect to the Third Party Claim and agrees to assume the defense of the Third Party Claim in accordance with Section 13.5.

(ii) If Purchaser asserts the right to offset or withhold payment in accordance with clause (a) above, and the parties are unable to resolve the applicable claim within the sixty (60) day period referred to in clause (b)(i) above (and Purchaser thereafter withholds amounts otherwise payable to Seller hereunder), Seller shall have the right to initiate arbitration proceedings with a single arbitrator selected by mutual agreement or, if the parties are unable to agree on an arbitrator, appointed under the Commercial Arbitration Rules of the American Arbitration Association for the sole purpose of determining whether Purchaser has the right to retain amounts withheld in accordance with clause (a) because it is likely to prevail on the merits of the Claim in respect to which Purchaser has asserted a right of offset. For the avoidance of doubt, any arbitration proceeding initiated under this clause (b)(ii) shall not finally determine the merits of the underlying Claim, for which the parties shall reserve all right, but shall only establish the entitlement of Purchaser to withhold or offset payments under clause (a)

above and the amount that Purchaser is entitled to withhold or offset pending final resolution of the Claim. The decision of the arbitrator on these issues shall be final and binding on the parties until the matter is finally resolved If the arbitrator shall determine that Purchaser is not likely to prevail on the merits of the Claim, then Purchaser shall immediately pay to Seller any amount with respect to which it has asserted a right of offset, together with 6% interest on such amount from the date payment was otherwise due hereunder. If the arbitrator shall determine that Purchaser is likely to prevail on the merits of the Claim, then Purchaser shall be entitled to continue to withhold such amount until the matter is finally resolved.

(iii) Any proceeding initiated under this Section 13.8 shall be held in New York City and the fees and costs of the arbitrator shall be born equally by the parties unless the arbitrator determines that a party has acted in bad faith, in which case the arbitrator may require the party which it has determined acted in bad faith to pay the entire costs and expenses of the arbitrator and the related legal expenses of the other party.

(iv) In connection with the arbitration proceeding, the parties shall submit to the arbitrator, within sixty (60) days of the arbitrator’s appointment, a written report setting forth its position on the merits of the underlying Claim, together with supporting documentation. The parties shall also supply the arbitrator such additional documentation as the arbitrator shall request. The arbitrator shall be instructed to render a decision within sixty (60) days of submission of the reports. The parties shall not be entitled to discovery.

13.9 Characterization of Indemnity Payments. Any indemnity payments made pursuant to this Article XIII shall be treated as an adjustment to the Aggregate Purchase Price to the maximum extent possible.

13.10 Indemnification as Exclusive Remedy. The rights and remedies of Seller and Purchaser under this Article XIII are exclusive and in lieu of any and all other rights and remedies which Seller and Purchaser may have under, arising out of or in connection with this Agreement for monetary relief (but not injunctive relief), including any breach or failure to perform any covenant or agreement or representation or warranty set forth in this Agreement.

ARTICLE XIV

MISCELLANEOUS

14.1 Assignment. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other party, except that Purchaser may assign its rights under this Agreement to an Affiliate (which assignment shall not release Purchaser from its obligations hereunder).

14.2 Amendment. Except as contemplated by Section 6.5, this Agreement may be amended, modified and supplemented only by mutual written agreement of the parties.

14.3 Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (a) when received if given in person or by courier or a courier service, (b) on the date of transmission if sent by telex, facsimile or other wire transmission or (c) three (3) Business Days after being deposited in the mail, certified or registered, postage prepaid:

If to Seller, addressed as follows:

MSGalt & Company, LLC/Scott Gillis

c/o Whitman Breed Abbott & Morgan LLC

100 Field Print Road

Greenwich, CT 06830

Attention: Harry E. Peden III

Facsimile No.: (203) 809-1951

with a copy to:

Whitman Breed Abbott & Morgan LLC

100 Field Point Road

Greenwich, CT 06830

Attention: Harry E. Peden III

Telephone No.: (203) 862-2470

Facsimile No.: (203) 869-1951

If to Purchaser, addressed as follows:

Huron Consulting Services LLC

550 West Van Buren

Chicago, IL 60607

Attention: Chief Financial Officer

Telephone No.: (312) 583-8733

Facsimile No.: (312) 543-8752

with a copy to:

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, IL 60606

Attention: David A. Carpenter

Telephone No.: (312) 701-8432

Facsimile No.: (312) 706-8544

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

14.4 Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

14.5 No Third Party Beneficiaries. The provisions of this Agreement are for the benefit only of the parties hereto, and no third party may seek to enforce, or benefit from, these provisions; provided, however, that the Representatives and Affiliates of Purchaser and Seller are intended third party beneficiaries of Sections 13.2 and 13.3, as applicable. Except for the Persons described in the immediately preceding sentence, the parties specifically disavow any desire or intention to create any third party beneficiary hereunder, and specifically declare that no Person, except for the parties, and their respective successors, shall have any right hereunder nor any right of enforcement hereof.

14.6 Publicity. (a) Prior to the Closing Date, except as required by Law or the rules of any stock exchange, no public announcement or other publicity regarding the transactions referred to herein shall be made by Purchaser or Seller or any of their respective Affiliates, officers, directors, employees, representatives or agents, without the prior written agreement of Purchaser and Seller, in any case, as to form, content, timing and manner of distribution or publication; provided that nothing in this Section 14.6 shall prevent such parties from discussing such transactions with those Persons whose approval, agreement or opinion, as the case may be, is required for consummation of such particular transaction or transactions. In addition, after the transactions contemplated hereby have been announced, Purchaser shall be entitled to respond to analysts, questions in the ordinary course in a manner consistent with any disclosure made in accordance with this Section 14.6, and make such additional disclosure of the terms and conditions hereof as may be required by Law or the rules and regulations of any stock exchange on which Purchaser’s securities are listed.

(b) Notwithstanding any confidentiality restrictions herein or in the Confidentiality Agreement, any party hereto (and any employee, agent or representative of the foregoing) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure except to the extent that maintaining such confidentiality is necessary to comply with any applicable federal or state securities laws. To the extent not inconsistent with the immediately preceding sentence, the foregoing authorization does not extend to disclosure of any other information, including (a) the identities of participants or potential participants in the transactions contemplated hereby, (b) the existence or status of any negotiations, or any other term or detail, or portion of any documents or other materials, not related to the tax treatment or tax structure of the transactions contemplated hereby.

14.7 Further Assurances. Upon the reasonable request of Purchaser, Seller will on and after the Closing Date execute and deliver to Purchaser such other documents, releases, assignments and other instruments as may be required to effectuate completely the transfer and assignment to Purchaser of, and to vest fully in Purchaser title to, each of the Acquired Assets, and to otherwise carry out the purposes of this Agreement.

14.8 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

14.9 Entire Understanding. This Agreement and the Related Agreements set forth the entire agreement and understanding of the parties hereto in respect to the transactions contemplated hereby and supersede any and all prior agreements, arrangements and understandings among the parties relating to the subject matter hereof.

14.10 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without giving effect to the principles of conflicts of law thereof.

14.11 Jurisdiction of Disputes; Waiver of Jury Trial. In the event any party to this Agreement commences any litigation, proceeding or other legal action in connection with or relating to this Agreement, any Related Agreement or any matters described or contemplated herein or therein, with respect to any of the matters described or contemplated herein or therein, the parties to this Agreement hereby (a) agree under all circumstances absolutely and irrevocably to institute any litigation, proceeding or other legal action in a court of competent jurisdiction located within the City of New York, New York, whether a state or federal court; (b) agree that in the event of any such litigation, proceeding or action, such parties will consent and submit to personal jurisdiction in any such court described in clause (a) and to service of process upon them in accordance with the rules and statutes governing service of process (it being understood that nothing in this Section 14.11 shall be deemed to prevent any party from seeking to remove any action to a federal court in New York, New York); (c) agree to waive to the fullest extent permitted by law any objection that they may now or hereafter have to the venue of any such litigation, proceeding or action in any such court or that any such litigation, proceeding or action was brought in an inconvenient forum; (d) agree as an alternative method of service to service of process in any legal proceeding by mailing of copies thereof to such party at its address set forth in Section 14.3 for communications to such party; (e) agree that any service made as provided herein shall be effective and binding service in every respect; and (f) agree that nothing herein shall affect the rights of any party to effect service of process in any other manner permitted by Law. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, AND AGREE TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

14.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.13 Facsimile Signatures. Any signature page delivered via a fax machine shall be binding to the same extent as an original signature page. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party which requests it.

14.14 Expenses. Except as otherwise specified in this Agreement, each party hereto shall pay its own legal, accounting, out-of-pocket and other expenses incident to this Agreement and to any action taken by such party in carrying this Agreement into effect.

14.15 Transfer Taxes and Fees. Seller and Purchaser shall share equally the cost of all sales, use and transfer Taxes arising out of the transfer of the Acquired Assets pursuant to this Agreement (“Transfer Taxes). The sales, use and transfer Tax Returns required by reason of the transfer of the Acquired Assets pursuant to this Agreement shall be timely prepared and filed by the party initially obligated by applicable Law to make such filing. The parties agree to cooperate with each other in connection with the preparation and filing of such Tax Returns, in obtaining all available exemptions from such sales, use and transfer Taxes, and in timely providing each other with resale certificates and any other documents necessary to satisfy any such exemptions.

14.16 Representation of Counsel; Mutual Negotiation. Each party has had the opportunity to be represented by counsel of its choice in negotiating this Agreement. This Agreement shall therefore be deemed to have been negotiated and prepared at the joint request, direction, and construction of the parties, at arm’s-length, with the advice and participation of counsel, and will be interpreted in accordance with its terms without favor to any party. The parties’ respective counsel may not be disqualified from representing their clients in indemnification or other disputes arising out of this transaction by virtue of such counsel’s prior representation of the other party in an unrelated matter.

14.17 Bulk Transfer Laws. Purchaser acknowledges that Seller will not comply with the provisions of any bulk transfer or bulk sale laws of any jurisdiction in connection with the transactions contemplated by this Agreement and the Related Agreements.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first written above.

HURON CONSULTING SERVICES LLC		MSGALT & COMPANY, LLC

By:	/s/ Gary E. Holdren	By:	/s/ M. Scott Gillis
Name:	Gary E. Holdren	Name:	M. Scott Gillis
Title:	Chief Executive Officer	Title:	Member

/s/ M. Scott Gillis
M. Scott Gillis

/s/ Joseph R. Shalleck
Joseph R. Shalleck

/s/ Leroy J. Mergy
Leroy J. Mergy